Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418
HEALTHCARE TRUST OF AMERICA, INC.
SUPPLEMENT NO. 3 DATED JUNE 17, 2010
TO THE PROSPECTUS DATED MARCH 19, 2010
     This document supplements, and should be read in conjunction with our prospectus dated March 19, 2010, as supplemented by Supplement No. 1, dated March 19, 2010, and Supplement No. 2, dated March 19, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 3 is to disclose:
•	the status of our offerings;

•	a description of our current portfolio;

•	a recent acquisition;

•	selected financial data;

•	our performance — funds from operations and modified funds from operations;

•	information regarding our distributions;

•	our property performance — net operating income;

•	an update to our risk factors;

•	an update on self management;

•	certain modifications to our compensation programs; and

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2010.
Status of our Offerings
     As of March 19, 2010, we had received and accepted subscriptions in our initial public offering, or our initial offering, for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares issued pursuant to our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial offering.
     We commenced our follow-on public offering of shares of our common stock, or our follow-on offering, on March 19, 2010. As of June 15, 2010, we had received and accepted subscriptions in our follow-on offering for 8,524,144 shares of our common stock, or approximately $85,202,000, excluding shares issued pursuant to our distribution reinvestment plan. As of June 15, 2010, 191,475,856 shares remained available for sale to the public pursuant to our follow-on offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our follow-on offering until the earlier of March 19, 2012, unless extended, or the date on which the maximum amount has been sold.
Our Current Portfolio
     We provide stockholders the potential for income and growth through investment in a diversified portfolio of real estate assets, focusing primarily on medical office buildings and healthcare-related facilities. During our initial offering, we also invested to a limited extent in other quality properties that are healthcare-related. We focus primarily on income producing investments that may be located in multiple states. As of March 31, 2010, we had made 61 geographically diverse acquisitions comprising 193 buildings with approximately 8,073,000 square feet of gross leasable area, or GLA, and two real estate related assets for an aggregate purchase price of $1,606,201,000. Additionally, we purchased the remaining 20% interest in HTA-Duke Chesterfield Rehab, LLC, the JV Company that owns the Chesterfield Rehabilitation Center, an asset in which we had originally acquired an 80% interest in December 2007. Since March 31, 2010, we have acquired one medical office building for a purchase price of $40,472,000, which is discussed below under Recent Acquisitions. Each of our properties is 100% owned by our operating partnership. The tables below provide summary information regarding our properties as of March 31, 2010:

	Gross		Properties Owned
	Leasable		as a Percentage of
State	Area	Number(1)	Aggregate Purchase Price
Indiana	1,225,000	6	11.8%
South Carolina	1,045,000	4	12.7
Texas	1,000,000	12	16.4
Arizona	986,000	6	11.5
Florida	595,000	5	6.8
Ohio	523,000	7	4.9
Georgia	505,000	7	7.1
Tennessee	321,000	3	2.6
Wisconsin	315,000	2	4.8
Missouri	249,000	2	4.7
California	242,000	3	3.2
Oklahoma	186,000	1	1.9
Maryland	164,000	2	2.6
Minnesota	155,000	2	1.1
Colorado	145,000	2	2.1
Utah	112,000	1	1.9
Pennsylvania	109,000	1	1.7
New Hampshire	70,000	1	0.9
Kansas	63,000	1	0.9
Virginia	63,000	1	0.4

Total	8,073,000		100.0%

(1)	In certain cases we have acquired portfolios that include properties in multiple states.
     The table below depicts our total portfolio square footage by region as of March 31, 2010:

Gross
Leasable
Region	Area
Southeast	2,466,000
Midwest	2,404,000
Southwest	1,486,000
South	1,311,000
Northeast	406,000

Total	8,073,000

     The table below describes the type of real estate properties and other real estate related assets we owned as of March 31, 2010:

	Number	Gross
	of	Leasable
Type of Investment	Investments	Area
Medical Office	49	6,758,000
Healthcare-Related Facility	7	1,004,000
Office (Healthcare-Related)	3	311,000
Other Real Estate Related Assets	2	N/A

Total	61	8,073,000

     The table below describes the average effective annual rent per square foot and the occupancy rate for each of the last five years ended December 31, 2009 and through March 31, 2010, for which we owned properties:

	December 31,					March 31,
	2005(1)	2006(1)	2007	2008	2009	2010
Average Effective Annual Rent per Square Foot	N/A	N/A	$18.41	$16.87	$17.25	$17.13
Occupancy	N/A	N/A	88.6%	91.3%	90.6%	91.3%

(1)	We were initially capitalized on April 28, 2006 and therefore we consider that our date of inception. We purchased our first property on January 22, 2007.
     The following table presents the sensitivity of our annual base rent due to lease expirations as of March 31, 2010 for the nine months ending December 31, 2010 and for each of the next ten years and thereafter at our properties by number, square feet, percentage of leased area, annual base rent and percentage of annual rent:

			% of Leased		% of Total
			Area		Annual Rent
	Number	Total Sq. Ft.	Represented	Annual Rent	Represented
	of Leases	of Expiring	by Expiring	Under Expiring	by Expiring
	Expiring	Leases	Leases	Leases	Leases(1)
2010	175	445,900	6.0%	9,090,000	6.1%
2011	169	573,398	7.7	12,220,000	8.3
2012	196	635,055	8.5	12,368,000	8.4
2013	136	720,422	9.7	14,407,000	9.7
2014	122	733,882	9.9	11,936,000	8.1
2015	76	464,422	6.2	9,953,000	6.7
2016	69	491,128	6.6	9,807,000	6.6
2017	77	423,802	5.7	8,506,000	5.8
2018	62	451,690	6.1	8,722,000	5.9
2019	52	337,279	4.5	7,313,000	4.9
2020	59	254,317	3.4	5,218,000	3.5
Thereafter	57	1,911,593	25.7	38,424,000	26.0

Total	1,250	7,442,888	100%	$147,964,000	100%

(1)	The annual rent percentage is based on the total annual contractual base rent as of March 31, 2010.
     As of March 31, 2010, no single tenant accounted for 10.0% or more of the GLA of our real estate properties.

     For the three months ended March 31, 2010, we had interests in twelve consolidated properties located in Texas, which accounted for 15.2% of our total rental income, interests in four consolidated properties located in South Carolina, which accounted for 15.1% of our total rental income, interests in six consolidated properties located in Arizona, which accounted for 12.2% of our total rental income, and interests in six consolidated properties located in Indiana, which accounted for 11.6% of our total rental income. This rental income is based on contractual base rent from leases in effect as of March 31, 2010. Accordingly, there is a geographic concentration of risk subject to fluctuations in each state’s economy.
Recent Acquisition
     Details of our property acquisition during the period from March 31, 2010 to the date of this Supplement are as follows:

							Annual Rent
		Date	GLA	Purchase	Mortgage		per Leased
Property	Property Location	Acquired	(Sq Ft)	Price	Debt	Occupancy	Sq Ft
Federal North	Pittsburgh, PA	4/29/2010	191,612	$40,472,000	$—	99.0%	$22.85
The Federal North Medical Office Building is Class A medical office building space located approximately one mile from Pittsburgh’s central business district and two blocks from the Allegheny General Hospital (AGH), a flagship hospital in the West Penn Allegheny Health System. The four-story, multi-tenant building is leased to nine tenants. AGH occupies or guarantees over 85% of the tenancy in the Federal North Building for a weighted average remaining lease term in excess of 10 years.
Selected Financial Data
     The following selected financial data should be read with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto incorporated by reference into the prospectus and with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our condensed consolidated financial statements and the notes thereto included in our quarterly report on Form 10-Q which is attached as Exhibit A to this Supplement. Our historical results are not necessarily indicative of results for any future period.
     The following tables present summarized consolidated financial information including balance sheet data, statement of operations data, and statement of cash flows data in a format consistent with our consolidated financial statements.

						April 28, 2006
	March 31,	December 31				(Date of
	2010	2009	2008	2007	2006	Inception )
BALANCE SHEET DATA:

Total assets	$1,728,997,000	$1,673,535,000	$1,113,923,000	$431,612,000	$385,000	$202,000

Mortgage loans payable, net	533,339,000	540,028,000	460,762,000	185,801,000	—	—
Stockholders’ equity (deficit)	1,140,197,000	1,071,317,000	599,320,000	175,590,000	(189,000)	2,000

						Period from
						April 28, 2006
						(Date of
						Inception)
	Three Months Ended March					Through
	31,		Year Ended December 31			December 31,
	2010	2009	2009	2008	2007	2006
STATEMENT OF OPERATIONS DATA:
Total revenues	$45,753,000	$29,816,000	$129,486,000	$80,418,000	$17,626,000	$—
Net loss	(482,000)	(6,800,000)	(24,773,000)	(28,409,000)	(7,674,000)	(242,000)

						Period from
						April 28, 2006
						(Date of
						Inception)
	Three Months Ended March					Through
	31,		Year Ended December 31			December 31,
	2010	2009	2009	2008	2007	2006
Net loss attributable to controlling interest	(546,000)	(6,870,000)	(25,077,000)	(28,448,000)	(7,666,000)	(242,000)
Loss per share — basic and diluted(1):
Net loss	(0.00)	(0.08)	(0.22)	(0.66)	(0.77)	(149.03)

Net loss attributable to controlling interest	(0.00)	(0.08)	(0.22)	(0.66)	(0.77)	(149.03)

STATEMENT OF CASH FLOWS DATA:
Cash flows provided by operating activities	12,546,000	5,895,000	21,001,000	20,677,000	7,005,000	—
Cash flows used in investing activities	(155,602,000)	(38,922,000)	(454,855,000)	(526,475,000)	(385,440,000)	—
Cash flows provided by financing activities	52,459,000	159,764,000	524,524,000	628,662,000	383,700,000	202,000
OTHER DATA:
Distributions declared	26,032,000	15,405,000	82,221,000	31,180,000	7,250,000	—
Distributions declared per share	0.18	0.18	0.73	0.73	0.70	—
Distributions paid in cash	12,838,000	7,313,000	39,499,000	14,943,000	3,323,000	—
Distributions reinvested	12,522,000	6,934,000	38,559,000	13,099,000	2,673,000	—
Funds from operations	16,714,000	6,378,000	28,314,000	8,745,000	2,124,000	(242,000)
Modified funds from operations	20,133,000	8,453,000	48,029,000	8,757,000	2,124,000	(242,000)
Net operating income	30,729,000	18,085,000	84,462,000	52,244,000	11,589,000	—

(1)	Net loss per share is based upon the weighted average number of shares of our common stock outstanding. Distributions by us of our current and accumulated earnings and profits for federal income tax purposes are taxable to stockholders as ordinary income. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the stockholder’s basis in the shares to the extent thereof (a return of capital for tax purposes) and, thereafter, as taxable gain. These distributions in excess of earnings and profits will have the effect of deferring taxation of the distributions until the sale of the stockholder’s common stock.
Our Performance — Funds From Operations and Modified Funds from Operations
     Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds from Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT. FFO is not equivalent to our net income or loss as determined under generally accepted accounting principles in the United States, or GAAP.
     We define FFO, a non-GAAP measure, consistent with the standards established by NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.
     The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.
     Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Factors that impact FFO include non cash GAAP income and expenses, one-time transition charges, timing of acquisitions, yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income, as an indication of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other measurements as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.
     Changes in the accounting and reporting rules under GAAP have prompted a significant increase in the amount of non-operating items included in FFO, as defined. Therefore, we also use modified funds from operations, or MFFO, which excludes from FFO one-time transition charges and acquisition expenses, to further evaluate our operating performance. We believe that MFFO with these adjustments, like those already included in FFO, are helpful as a measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating changes. We believe that MFFO reflects the overall operating performance of our real estate portfolio, which is not immediately apparent from reported net loss. As such, we believe MFFO, in addition to net loss and cash flows from operating activities, each as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how our management evaluates our ongoing operating performance.
     Management considers the following items in the calculation of MFFO:
     Acquisition expenses: Prior to 2009, acquisition expenses were capitalized and have historically been added back to FFO over time through depreciation; however, beginning in 2009, acquisition expenses related to business combinations are expensed at the time of acquisition. These acquisition expenses have been and will continue to be funded from the proceeds of our offerings and not from operations. We believe by excluding expensed acquisition expenses, MFFO provides useful supplemental information that is comparable for our real estate investments.
     One-time transition charges: FFO includes one-time non-recurring charges related to the cost of our transition to self-management. These items include, but are not limited to, additional professional expenses, system conversion costs, non-recurring employment costs, transitional property management costs and duplicative fees that we were contractually required to pay to our former advisor for asset management and property management during the third quarter of 2009 after we completed our transition to self-management. Because MFFO excludes one-time costs, management believes MFFO provides useful supplemental information by focusing on the changes in our fundamental operations that will be comparable rather than on one-time, non-recurring costs.
     The following is the calculation of FFO and MFFO for each of the last four quarters ended March 31, 2010:

	Three Months Ended
		December 31,	September 30,
	March 31, 2010	2009	2009	June 30, 2009
Net loss	$(482,000)	$(4,364,000)	$(10,074,000)	$(3,535,000)
Add:
Depreciation and amortization — consolidated properties	17,311,000	14,364,000	13,287,000	12,645,000
Less:
Net (income) loss attributable to noncontrolling interest of limited partners	(64,000)	(62,000)	(70,000)	(102,000)
Depreciation and amortization related to noncontrolling interests	(51,000)	(51,000)	(51,000)	(51,000)
FFO attributable to controlling interest(3)	$16,714,000	$9,887,000	$3,092,000	$8,957,000

FFO per share — basic and diluted	0.12	0.07	0.02	0.08
Add:
Acquisition expenses(1)	3,224,000	6,897,000	5,920,000	1,680,000
One-time transition charges(2)	195,000	—	2,857,000	286,000
MFFO attributable to controlling interest(3)	$20,133,000	$16,783,000	$11,869,000	$10,923,000

MFFO per share — basic and diluted	0.14	0.12	0.10	0.10
Weighted average common shares outstanding — basic and diluted	145,335,661	135,259,514	124,336,078	106,265,880

(1)	Prior to 2009, acquisition expenses were capitalized and have historically been added back to FFO over time through depreciation; however, beginning in 2009, acquisition expenses related to business combinations are expensed at the time of acquisition. These acquisition expenses have been and will continue to be funded from the proceeds of our offering and not from operations.

(2)	One-time charges relate to the cost of our transition to self-management. These items include, but are not limited to, additional professional expenses, system conversion costs, non-recurring employment costs, transitional property management costs, and duplicative fees that we were contractually required to pay our former advisor for asset management and property management during the third quarter of 2009 after we completed our transition to self-management.

(3)	If first quarter acquisitions had occurred on January 1, 2010, net income would have been approximately $1.7 million, depreciation and amortization would have been approximately $17.5 million, FFO would have been approximately $19.1 million, and MFFO would have been approximately $22.5 million.
     For the three months ended March 31, 2010, MFFO per share has been impacted by the increase in net proceeds realized from our offerings. For the three months ended March 31, 2010, we sold 10,560,001 shares of our common stock, increasing our outstanding shares by 8% compared to the fourth quarter of 2009.
Information Regarding our Distributions
     For the three months ended March 31, 2010, we paid distributions of $25,360,000 ($12,838,000 in cash and $12,522,000 in shares of our common stock pursuant to the DRIP), as compared to cash flows from operations of $12,546,000. Therefore, for the three months ended March 31, 2010, cash flow from operations covered 98% of the distributions paid in cash. Cash flows from operations were reduced by $3,224,000 for the three months ended March 31, 2010 for acquisition-related expenses. Acquisition-related expenses were previously capitalized as a part of the purchase price allocations and have historically been included in cash flows from investing activities. Excluding such acquisition-related expenses the comparable cash flows from operations for the three months ended March 31, 2010 would have been $15,770,000. From inception through March 31, 2010, we paid cumulative distributions of $137,457,000 ($70,603,000 in cash and $66,854,000 in shares of our common stock pursuant to the DRIP), as compared to cumulative cash flows from operations of $61,229,000. Comparable cumulative cash flows from operations would have totaled $80,450,000 under previous accounting rules that allowed for capitalization of acquisition-related expenses which would therefore have been included in cash flows from investing activities. The distributions paid in excess of our cash flow from operations were paid using proceeds from our offerings.
     The following presents the amount of our distributions and the source of payment of such distributions for each of the last four quarters ended March 31, 2010:

	Three Months Ended
		December 31,	September 30,
	March 31, 2010	2009	2009	June 30, 2009
Distributions paid in cash	$12,838,000	$12,006,000	$11,024,000	$9,156,000
Distributions reinvested	12,522,000	11,894,000	10,884,000	8,848,000

Total distributions	$25,360,000	$23,900,000	$21,908,000	$18,004,000

Source of distributions:
Cash flow from operations	$12,546,000	$5,033,000	$1,718,000	$8,355,000
Offering proceeds	12,814,000	18,867,000	20,190,000	9,649,000

Total sources	$25,360,000	$23,900,000	$21,908,000	$18,004,000

     For the three months ended March 31, 2010 we paid distributions of $25,360,000, $12,838,000 of which was paid in cash and $12,522,000 of which was paid in shares of our common stock pursuant to the DRIP. The $12,838,000 portion of our distributions that was paid in cash was fully covered by our FFO for the three months ended March 31, 2010 of $16,714,000, which is net of one-time, non-recurring charges and acquisition-related expenses of $3,419,000. These adjustments are more fully described above under Funds from Operations and Modified Funds from Operations above. Excluding one-time charges and acquisition-related costs, as applicable, FFO would have been $20,133,000, which we refer to as MFFO.
Our Property Performance — Net Operating Income
     As of March 31, 2010, we had made 61 acquisitions, compared to 53 acquisitions as of December 31, 2009 and 43 acquisitions as of March 31, 2009. The aggregate occupancy for the properties remained consistent at 91% as of March 31, 2010, December 31, 2009, and March 31, 2009.
     The aggregate net operating income for the properties for the three months ended March 31, 2010 was $30,729,000, as compared to $18,085,000 for the three months ended March 31, 2009 and to $84,462,000 for the year ended December 31, 2009.
     Net operating income is a non-GAAP financial measure that is defined as net income (loss), computed in accordance with GAAP, generated from properties before interest expense, general and administrative expenses, depreciation, amortization and interest and dividend income. We believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not associated with management of the properties. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.
     To facilitate understanding of this financial measure, a reconciliation of net loss to net operating income has been provided for the three months ended March 31, 2010 and 2009, and for the year ended December 31, 2009.

	March 31,		Year Ended
	2010	2009	December 31, 2009
Net loss	$(482,000)	$(6,800,000)	$(24,773,000)
Add:
General and administrative	3,188,000	2,306,000	12,285,000
Acquisition expenses	3,224,000	1,499,000	15,997,000
Asset management fees	—	1,269,000	3,783,000
Depreciation and amortization	17,311,000	13,299,000	53,595,000
Interest expense	7,440,000	6,570,000	23,824,000
Noncontrolling interests	64,000	70,000	—
Less:
Interest and dividend income	(16,000)	(128,000)	(249,000)

Net operating income(1)	$30,729,000	$18,085,000	$84,462,000

(1)	If first quarter acquisitions had occurred on January 1, 2010, net income would have been approximately $1.7 million, depreciation and amortization expense would have been approximately $17.5 million, and net operating income would have been approximately $33.1 million.
Update to Risk Factors
          The “Risk Factors” section of the prospectus entitled “Investment Risks” is hereby supplemented by the following updated risk factor:
     We may not have sufficient cash available from operations to pay distributions, and, therefore, distributions may be paid, without limitation, with offering proceeds or borrowed funds.
          The amount of the distributions we make to our stockholders will be determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT. We have and may continue to use, without limitation, proceeds from the initial offering and this offering in order to pay distributions, which reduces the amount of proceeds available for investment and operations. If we were to use borrowed funds to pay distributions it could also cause us to incur additional interest expense.
          On February 14, 2007, our board of directors approved a 7.25% per annum, or $0.725 per common share, distribution to be paid to our stockholders beginning with our February 2007 monthly distribution, which was paid in March 2007. However, we cannot guarantee the amount of distributions paid in the future, if any. If distributions are in excess of our taxable income, such distributions will result in a return of capital to our stockholders. For the three months ended March 31, 2010, we paid distributions of $25,360,000 ($12,838,000 in cash and $12,522,000 in shares of our common stock pursuant to the DRIP), as compared to cash flow from operations of $12,546,000. The $12,814,000 in total distributions paid in excess of our cash flow from operations, or 50.5%, were paid using proceeds from our offerings.
Update on Self-Management
Self Management Model: Management Team
          Our self-management model is in full force and effect with demonstrated success in acquisitions and operations. We have assembled a highly qualified and experienced management team. Our team is focused on efficiency and performance to increase stockholder value. Our management team includes Scott D. Peters, our President and Chief Executive Officer, Kellie S. Pruitt, our Chief Financial Officer, Treasurer and Secretary, and Mark Engstrom, our Executive Vice President — Acquisitions. We believe we have created an enterprise value with our self-management model and with our experienced management team and support team consisting of approximately 40 employees who are 100% dedicated to our company on a full time basis. With effective self-management in place, our company is also well situated to be able to timely exercise exit strategies aimed at increasing stockholder value and liquidity, without having to take the time to complete an internalization transaction and hire a management team or pay an internalization fee.
Appointment of Chief Financial Officer and Appointment of Assistant Secretary
          On May 20, 2010, our board of directors approved appointing Kellie S. Pruitt, our Chief Accounting Officer, as our Chief Financial Officer. Ms. Pruitt continues to serve as our Secretary and Treasurer.
          On May 20, 2010, our board of directors also appointed Katherine E. Black, our Controller, to serve as our Assistant Secretary. Ms. Black, 34, has served as our Controller since January 11, 2010. From May 2006 to January 2010, Ms. Black served as the Director of Accounting for Seton Family of Hospitals, where she was responsible for the consolidated financial statements of a growing health care system with 10 hospitals, three community clinics, multiple physician groups and four fundraising foundations. Prior to joining Seton Family of Hospitals in May 2006, Ms. Black served as a senior auditor at Deloitte & Touche LLP, from March 2003 to March 2006, where she was responsible for leading teams in financial and compliance audits of major public, private, and not-for-profit entities. She graduated from the Arizona State University where she received a B.A. degree in Religion and a Post-Baccalaureate Certificate in Accounting. Ms. Black is a Certified Public Accountant licensed in Arizona and is a member of the AICPA.
Asset Management
          Our asset management model focuses on an extensive ongoing review and proactive program for managing and enhancing our asset performance, both in the short and long term. We have instituted a number of key programs aimed at maximizing early and timely information flow, timely response and decision making. These programs are customized to our property portfolio, which is located throughout the country. We have upgraded our asset management capabilities by implementing Resolve Technology’s business intelligence solution. The new technology integrates and consolidates our existing technology platforms and provides management with reports that enable real-time visibility into asset and portfolio performance. In addition, we have layered our personnel and service providers to fit the size and diversity of our assets. At the property level, we have hired experienced local property managers who understand and proactively manage the 60% of our properties that are multi-tenant properties. We have reduced the fees we pay for property management by more than 50%. We also have four in-house regional asset personnel, each of whom has primary responsibility for particular regions. They have local knowledge of the applicable markets and direct oversight of the property managers and leasing agents. Our regional asset personnel report to our Senior Vice President — Asset Management and Finance, who reports to our Chief Executive Officer. We believe this multilayered model is best suited for proactive and enhanced asset management.

          We believe this model is more efficient and more productive than having an outside advisor manage our assets and results in significantly reduced fees. Our portfolio is benefiting under our model as we have increased our occupancy to 91.3% as of March 31, 2010 compared to 90.6% as of December 31, 2009 and 90.4% as of September 30, 2009.
Acquisitions
          Our self-management model recognizes and promotes a disciplined, performance-driven acquisition strategy. Our acquisitions team is led by our Chief Executive Officer, Mr. Peters, and our Executive Vice President —Acquisitions, Mr. Engstrom, and includes three acquisition managers and experienced counsel. Our experienced Investment Committee and board of directors oversee and approve each acquisition. Over the past nine months, we have acquired over $600 million in new acquisitions, with a substantial number of credit rated tenants. These acquisitions were analyzed, structured, and negotiated by our performance-driven acquisitions team, taking advantage of our strong cash position. In a number of transactions, key transaction terms were renegotiated to greatly improve the transaction business models before closing. We believe that our performance- driven acquisitions team has added substantial value to our stockholders. The assets we have acquired since our transition to self management are comprised of 2,788,000 square feet with an average occupancy of 93.5%, of which 47.2% represented credit rated tenants. As of March 31, 2010, 33% of our leased portfolio was occupied by tenants with a credit rating of A- or better.
Finance
          We have developed a comprehensive in-house finance, treasury and accounting group of 18 employees led by our Chief Financial Officer, Secretary and Treasurer, Ms. Pruitt, and our Controller and Assistant Secretary. This group is dedicated to managing our balance sheet and maintaining our strong company fundamentals. In May 2010, we completed the third tranche of a series of long-term financing in the amount of $71,875,000 with certain life insurance companies. These long-term mortgage notes have an average interest rate of 6.17% and an average term of 7.4 years. In addition, we expect to close an additional $40,000,000 in June 2010 with an average interest rate of 5.76% and an average term of 9.85 years. We are continuing to see an improvement in our overall cost of borrowing and we expect to put quality financing in place as we continue to grow and prudently manage our balance sheet. In addition, the finance team focuses on managing the day-to-day operations and cash flows of our properties. This allows us to manage our properties efficiently and cost effectively.
Self-Management Cost Savings
          We continue to generate significant cost savings under our self-management model. For the quarter ended March 31, 2010, we would have been required to pay acquisition, asset management fees and above market property management fees of approximately $8,900,000 to our former advisor under the original advisory agreement and $5,500,000 if we were still subject to the terms of the amended advisory agreement. The cost of self-management during the first quarter of 2010 was $1,496,000. Therefore, we achieved cost savings of $7,404,000 ($8,900,000 minus $1,496,000) resulting from our self-management cost structure. Including cost savings of approximately $3,839,000 realized in 2009, total cost savings achieved since we began our transition to self-management is approximately $11,243,000.
Modifications to Compensation Programs
Modifications to Executive Officer Compensation
          The Compensation Committee of our board of directors reviews on an ongoing basis the compensation arrangements of our executive officers and employees, and our overall compensation structure. In addition, the employment agreements of our named executive officers provide that their base salary be reviewed by the Compensation Committee no less frequently than annually to ensure that compensation is adjusted to current work and performance levels. In conducting this review, the Compensation Committee took into account, among other things, the following:
•	the successful completion of our transition to self-management;

•	the recent commencement of this offering;

•	the substantial level and quality of new acquisitions successfully negotiated and completed by us over the past nine months;

•	our increasing distribution coverage;

•	the gross cost savings of $10.8 million in 2009 and $8.9 million in the first quarter of 2010 resulting from our self-management program; and

•	our overall financial strength and growth.
          Based on the Compensation Committee’s annual performance review and recommendation to the board of directors, on May 20, 2010, our board of directors approved certain changes to the compensation arrangements of Mr. Scott D. Peters, our President and Chief Executive Officer, and Ms. Kellie S. Pruitt, our Chief Financial Officer, Secretary and Treasurer, as discussed below.
          Base Salary. The annual base salary of Mr. Peters was adjusted from $500,000 to $750,000. The annual base salary of Ms. Pruitt was adjusted from $180,000 to $225,000. Both of these changes were effective May 20, 2010.
          Equity Grants. Mr. Peters’ employment agreement was amended to (1) increase the number of restricted shares Mr. Peters will receive on each of the first three anniversaries of the effective date of his employment agreement from 100,000 to 120,000; and (2) provide that we will pay interest at the distribution rate we pay on our shares of common stock (currently 7.25%) on Mr. Peters’ outstanding restricted cash award and any future restricted cash award(s) granted to Mr. Peters upon his election, consistent with his employment agreement. The other terms and conditions (including vesting) of the annual restricted stock and/or restricted cash award remain the same.
Adoption of Employee Retention Program
          Our board of directors approved on May 20, 2010, the adoption of an employee retention program pursuant to which we will grant our executive officers and employees restricted shares of our common stock. The purpose of this program is to maximize our ability to achieve both continued performance and a successful liquidity event in the future. To meet these objectives, we believe it is important to retain our executive officers and employees for a minimum of three years, subject to such executive officers and employees meeting our performance standards. Our board of directors and the Compensation Committee have also determined that this program is consistent with our overall goal of hiring and retaining highly qualified employees so. The program will be implemented in two stages. The first stage is aimed at our three named executive officers. The second stage will be implemented to apply to all of our employees. This program will be subject to adjustment in the future to accommodate the comprehensive compensation review being conducted by the Compensation Committee and our board of directors.
          As part of the first stage of this program, on May 24, 2010, Mr. Peters, Ms. Pruitt and Mark D. Engstrom, Executive Vice President – Acquisitions, were entitled to receive employee retention grants of 100,000, 50,000 and 50,000 shares of restricted stock, respectively. Mr. Peters elected to receive a restricted cash award in lieu of 50,000 shares. The restricted shares and the restricted cash award granted to Mr. Peters will vest in thirds on each anniversary of the grant date, provided that the grantee is employed by us on such date. The shares granted to Ms. Pruitt and Mr. Engstrom will vest 100% on the third anniversary of the grant date, provided that the grantee is employed by us on such date. All shares have been granted pursuant to our 2006 Incentive Plan, as amended. The restricted shares granted to these executive officers will become immediately vested upon the earlier occurrence of (1) the executive officer’s termination of employment by reason of his or her death or disability, (2) a change in control (as defined in the 2006 Plan) or (3) the executive officer’s termination of employment by us without cause or by the executive officer for good reason (as such terms are defined in the executive officers’ respective employment agreements).
Amendments to Independent Director Compensation Plan
          The Compensation Committee of our board of directors also recently reviewed the compensation payable to our independent directors. In conducting this review, the Compensation Committee took into account, among other things, the substantial time and effort required of our directors, the value to our company of retaining experienced directors with a history at our company, the successful completion of our transition to self-management, and our overall financial strength and growth, as well as the results of a 2008 NAREIT survey regarding director compensation and a 2009 report from Towers Perrin. On May 20, 2010, based upon the recommendation of the Compensation Committee, our board of directors approved the following amendments to our independent director compensation plan, all of which were effective May 20, 2010:
•	Annual Retainer for Committee Chairmen. The chairman of the Audit Committee will receive an annual retainer of $15,000. The chairman of each of the Compensation Committee, the Nominating and Corporate Governance Committee, the Investment Committee and the Risk Management Committee will receive an annual retainer of $12,500. These retainers are in addition to the annual retainer payable to all independent board members for board service.

•	Equity Compensation. Each independent director will receive a grant of 7,500 shares of restricted common stock upon each re-election to the board.

•	Fees for Non-Telephonic Meetings on the Same Day. Independent board members will be entitled to receive fees for non-telephonic committee meetings that occur on the same day as non-telephonic board meetings.
Comprehensive Review of Compensation Structure
          The Compensation Committee and the board of directors are conducting a comprehensive review of our compensation structure to ensure it meets our primary objective — to incentivize and reward demonstrated performance by our management and board of directors, which performance results in added value to us and our stockholders, both in the short and long term. The Compensation Committee and the board of directors as a whole recognize that an effective compensation structure is critical to our success now and in the future. A key element of the compensation review is to look at our company today as a self-managed entity and to take into account our future direction, including potential future liquidity events, consistent with the best interests of our stockholders. Our compensation structure needs to be both competitive and focused on aligning our executives and employees and performance with a fair reward system which puts the stockholders first. The Compensation Committee has engaged Towers Watson & Co., an independent compensation consultant, to assist and advise the Compensation Committee with this review. The Compensation Committee may also engage additional consultants as part of this process. After such review is completed, the Compensation Committee and our board of directors may make changes to the current compensation structure, including changes to the employee retention program discussed above.
Quarterly Report on Form 10-Q for the Period Ended March 31, 2010
     On May 17, 2010, we filed our Quarterly Report on Form 10-Q for the period ended March 31, 2010 with the Securities and Exchange Commission. This Quarterly Report (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 3.

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-53206
HEALTHCARE TRUST OF AMERICA, INC.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	20-4738467 (I.R.S. Employer Identification No.)

16427 N. Scottsdale Road, Suite 440, Scottsdale, Arizona (Address of principal executive offices)	85254 (Zip Code)
(480) 998-3478
(Registrant’s telephone number, including area code)
N/A
(Former name, former address and former fiscal year, if changed since last report)
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No
     As of May 12, 2010, there were 155,772,782 shares of common stock of Healthcare Trust of America, Inc. outstanding.

Healthcare Trust of America, Inc.
(A Maryland Corporation)

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements.
Healthcare Trust of America, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and December 31, 2009
(Unaudited)

	March 31, 2010	December 31, 2009
ASSETS
Real estate investments, net	$1,258,896,000	$1,149,789,000
Real estate notes receivable, net	55,333,000	54,763,000
Cash and cash equivalents	128,404,000	219,001,000
Accounts and other receivables, net	10,802,000	10,820,000
Restricted cash and escrow deposits	31,059,000	14,065,000
Identified intangible assets, net	221,163,000	203,222,000
Other assets, net	23,340,000	21,875,000

Total assets	$1,728,997,000	$1,673,535,000

LIABILITIES AND EQUITY
Liabilities:
Mortgage loans payable, net	$533,339,000	$540,028,000
Accounts payable and accrued liabilities	31,814,000	30,471,000
Accounts payable due to former affiliates, net	1,007,000	4,776,000
Derivative financial instruments	6,728,000	8,625,000
Security deposits, prepaid rent and other liabilities	9,206,000	7,815,000
Identified intangible liabilities, net	6,510,000	6,954,000

Total liabilities	588,604,000	598,669,000
Commitments and contingencies (Note 11)
Redeemable noncontrolling interest of limited partners	196,000	3,549,000
Stockholder’s Equity:
Preferred stock, $0.01 par value; 200,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 151,569,390 and 140,590,686 shares issued and outstanding as of March 31, 2010 and December 31, 2009, respectively	1,515,000	1,405,000
Additional paid-in capital	1,347,043,000	1,251,996,000
Accumulated deficit	(208,361,000)	(182,084,000)

Total stockholders’ equity	1,140,197,000	1,071,317,000

Total liabilities and equity	$1,728,997,000	$1,673,535,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

Healthcare Trust of America, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited)

	Three Months Ended March 31,
	2010	2009
Revenues:
Rental income	$43,114,000	$29,190,000
Interest and other income	2,639,000	626,000

Total revenues	45,753,000	29,816,000
Expenses:
Rental expenses	15,088,000	11,801,000
General and administrative expenses	3,188,000	2,306,000
Asset management fees	—	1,269,000
Acquisition expenses (Note 3)	3,224,000	1,499,000
Depreciation and amortization	17,311,000	13,299,000

Total expenses	38,811,000	30,174,000

Income (loss) before other income (expense)	6,942,000	(358,000)
Other income (expense):
Interest expense (including amortization of deferred financing costs and debt discount):
Interest expense related to mortgage loans payable and line of credit	(9,142,000)	(7,500,000)
Gain on derivative financial instruments	1,702,000	930,000
Interest and dividend income	16,000	128,000

Net loss	(482,000)	(6,800,000)

Less: Net loss attributable to noncontrolling interest of limited partners	(64,000)	(70,000)

Net loss attributable to controlling interest	$(546,000)	$(6,870,000)

Net loss per share — basic and diluted	$(0.00)	$(0.08)

Weighted average number of shares outstanding — basic and diluted	145,335,661	84,672,174

The accompanying notes are an integral part of these condensed consolidated financial statements.

Healthcare Trust of America, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
For the Three Months Ended March 31, 2010 and 2009
(Unaudited)

	Stockholders’ Equity
	Common Stock
	Number of		Additional	Accumulated	Total
	Shares	Amount	Paid-In Capital	Deficit	Equity
BALANCE — December 31, 2008	75,465,437	$755,000	$673,351,000	$(74,786,000)	$599,320,000
Issuance of common stock	19,424,343	193,000	193,854,000	—	194,047,000
Offering costs	—	—	(19,129,000)	—	(19,129,000)
Amortization of nonvested share based compensation	—	—	58,000	—	58,000
Issuance of common stock under the DRIP	729,946	7,000	6,927,000	—	6,934,000
Repurchase of common stock	(136,762)	(1,000)	(1,309,000)	—	(1,310,000)
Distributions	—	—	—	(15,405,000)	(15,405,000)
Adjustment to redeemable noncontrolling interests	—	—	(188,000)	—	(188,000)
Net loss attributable to controlling interest	—	—	—	(6,870,000)	(6,870,000)

BALANCE — March 31, 2009	95,482,964	$954,000	$853,564,000	$(97,061,000)	$757,457,000

BALANCE — December 31, 2009	140,590,686	$1,405,000	$1,251,996,000	$(182,084,000)	$1,071,317,000
Issuance of common stock	10,560,001	106,000	103,830,000	—	103,936,000
Offering costs	—	—	(12,898,000)	—	(12,898,000)
Amortization of nonvested share based compensation	—	—	156,000	—	156,000
Issuance of common stock under the DRIP	1,318,102	13,000	12,509,000	—	12,522,000
Repurchase of common stock	(899,399)	(9,000)	(8,524,000)	—	(8,533,000)
Distributions	—	—	—	(26,032,000)	(26,032,000)
Adjustment to redeemable noncontrolling interests	—	—	(26,000)	301,000	275,000
Net loss attributable to controlling interest	—	—	—	(546,000)	(546,000)

BALANCE — March 31, 2010	151,569,390	$1,515,000	$1,347,043,000	$(208,361,000)	$1,140,197,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

Healthcare Trust of America, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2010 and 2009
(Unaudited)

	Three Months Ended March 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(482,000)	$(6,800,000)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization (including deferred financing costs, above/below market leases, debt discount, leasehold interests, deferred rent receivable, note receivable closing costs and discount and lease inducements)	19,880,000	12,400,000
Stock based compensation, net of forfeitures	156,000	58,000
Loss on property insurance settlements	—	(7,000)
Bad debt expense	59,000	349,000
Change in fair value of derivative financial instruments	(1,702,000)	(930,000)
Changes in operating assets and liabilities:
Accounts and other receivables, net	(312,000)	(1,731,000)
Other assets	(3,286,000)	(574,000)
Accounts payable and accrued liabilities	844,000	3,911,000
Accounts payable due to affiliates, net	(3,769,000)	(67,000)
Security deposits, prepaid rent and other liabilities	1,158,000	(714,000)

Net cash provided by operating activities	12,546,000	5,895,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of real estate investments	(133,639,000)	(36,588,000)
Capital expenditures	(4,828,000)	(2,030,000)
Restricted cash and escrow deposits	(16,994,000)	(365,000)
Proceeds from insurance settlement	—	61,000
Real estate deposits	(141,000)	—

Net cash used in investing activities	(155,602,000)	(38,922,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on mortgage loans payable	13,000,000	1,696,000
Purchase of noncontrolling interest	(3,900,000)	—
Payments on mortgage loans payable	(26,205,000)	(8,922,000)
Proceeds from issuance of common stock	104,608,000	193,645,000
Debt financing costs	(994,000)	(42,000)
Security deposits	306,000	26,000
Repurchase of common stock	(8,533,000)	(1,310,000)
Payment of offering costs	(12,898,000)	(17,929,000)
Distributions	(12,838,000)	(7,313,000)
Distributions to noncontrolling interest limited partner	(87,000)	(87,000)

Net cash provided by financing activities	52,459,000	159,764,000

NET CHANGE IN CASH AND CASH EQUIVALENTS	(90,597,000)	126,737,000
CASH AND CASH EQUIVALENTS — Beginning of period	219,001,000	128,331,000

CASH AND CASH EQUIVALENTS — End of period	$128,404,000	$255,068,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$9,418,000	$6,908,000
Income taxes	$10,000	$5,000
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Investing Activities:
Accrued capital expenditures	$2,628,000	$1,700,000
The following represents the significant increase in certain assets and liabilities in connection with our acquisitions of real estate investments:
Mortgage loans payable, net	$(6,357,000)	$—
Financing Activities:
Issuance of common stock under the DRIP	$12,522,000	$6,934,000
Distributions declared but not paid including stock issued under the DRIP	$9,227,000	$5,553,000
Accrued offering costs	$1,384,000	$3,118,000
Adjustment to redeemable noncontrolling interests	$(275,000)	$188,000
The accompanying notes are an integral part of these condensed consolidated financial statements.

Healthcare Trust of America, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of and for the Three Months Ended March 31, 2010 and 2009
     The use of the words “we,” “us” or “our” refers to Healthcare Trust of America, Inc. and its subsidiaries, including Healthcare Trust of America Holdings, LP, except where the context otherwise requires.
1. Organization and Description of Business
     Healthcare Trust of America, Inc., a Maryland corporation, was incorporated on April 20, 2006. We were initially capitalized on April 28, 2006 and consider that our date of inception.
     We are a self-managed, self-advised REIT. Accordingly, we do not pay acquisition, disposition and asset management fees and we do not pay any internalization fees. Under our self-management structure, acquisitions and asset management services are performed in-house by our employees, with certain monitored services provided by third parties at market rates. Our internal management team, led by Scott D. Peters, Chief Executive Officer, manages our day-to-day operations and oversees and supervises our employees and outside service providers.
     We provide stockholders the potential for income and growth through investment in a diversified portfolio of real estate properties. We focus primarily on medical office buildings and healthcare-related facilities. We also invest to a limited extent in other real estate related assets. However, we do not presently intend to invest more than 15.0% of our total assets in such other real estate related assets. We focus primarily on investments that produce recurring income. We have qualified and elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes and we intend to continue to be taxed as a REIT. We conduct substantially all of our operations through Healthcare Trust of America Holdings, LP, or our operating partnership.
     In 2009, we implemented a customized property management structure aimed at improving property operational performance at the asset and service provider levels, including the elimination of oversight fees, and a company-directed leasing plan to optimize occupancy levels. Accordingly, we engaged nationally recognized property management groups each to manage a specific region beginning September 1, 2009 and reduced the fees we pay for property management services by more than 50%. Our property management and leasing services are overseen internally, with designated services provided by management companies selected and monitored by us. Each of the following management companies manages a specific geographic region: CB Richard Ellis, PM Realty Group, Hokanson Companies, The Plaza Companies, and Nath Companies.
     Realty Capital Securities, LLC, or RCS, an unaffiliated third party, serves as our dealer manager. RCS is registered with the Securities and Exchange Commission, or the SEC, the Financial Industry Regulatory Authority, or FINRA and all 50 states. RCS offers our securities for sale to a network of broker dealers and licensed registered representatives.
     As of March 31, 2010, we had made 61 acquisitions comprising approximately 8,073,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $1,606,201,000 which includes 193 buildings and two real estate related assets. Additionally, we purchased the remaining 20% interest in HTA-Duke Chesterfield Rehab, LLC, the JV Company that owns the Chesterfield Rehabilitation Center, an asset in which we had originally acquired an 80% interest in December 2007. As of March 31, 2010, the aggregate occupancy of these properties was 91.3%.
     On September 20, 2006, we commenced a best efforts initial public offering, or our initial offering, in which we offered up to 200,000,000 shares of our common stock for $10.00 per share and up to 21,052,632 shares of our common stock pursuant to our distribution reinvestment plan, or the DRIP, at $9.50 per share, aggregating up to $2,200,000,000. As of March 19, 2010, the date upon which our initial offering terminated, we had received and accepted subscriptions in our initial offering for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares of our common stock issued under the DRIP.
     On April 6, 2009, we filed a Registration Statement on Form S-11 with the United States Securities and Exchange Commission, or the SEC, with respect to our follow-on public offering, or our follow-on offering, of up to 221,052,632 shares of our common stock, which the SEC declared effective on March 19, 2010. Our follow-on offering includes up to 200,000,000 shares of our common stock offered for sale at $10.00 per share in our primary offering and up to 21,052,632 shares of our common stock offered for sale pursuant to the DRIP at $9.50 per share. As of March 31, 2010, we have received and accepted subscriptions in our follow-on offering for 82,021 shares of our common stock, or $819,000, excluding shares of our common stock issued under the DRIP.

     Our principal executive offices are located at 16427 N. Scottsdale Road, Suite 440, Scottsdale, Arizona, 85254 and the telephone number is (480) 998-3478. For investor services, please contact DST Systems, Inc. by telephone at (888) 801-0107.
2. Summary of Significant Accounting Policies
     The summary of significant accounting policies presented below is designed to assist in understanding our interim condensed consolidated financial statements. Such interim condensed consolidated financial statements and the accompanying notes thereto are the representations of our management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing our accompanying interim condensed consolidated financial statements.
Basis of Presentation
     Our accompanying interim condensed consolidated financial statements include our accounts and those of our operating partnership, the wholly-owned subsidiaries of our operating partnership and any variable interest entities, as defined in the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810, Consolidation (“ASC 810”). All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. We operate in an umbrella partnership REIT structure in which wholly-owned subsidiaries of our operating partnership own all of the properties acquired on our behalf. We are the sole general partner of our operating partnership and as of March 31, 2010 and December 31, 2009, we owned greater than a 99.99% general partnership interest in our operating partnership. Our former advisor is a limited partner of our operating partnership and as of March 31, 2010 and December 31, 2009, owned less than a 0.01% limited partnership interest in our operating partnership. Our former advisor may be entitled to certain subordinated distribution rights under the partnership agreement for our operating partnership, subject to a number of conditions. Because we are the sole general partner of our operating partnership and have unilateral control over its management and major operating decisions (even if additional limited partners are admitted to our operating partnership), the accounts of our operating partnership are consolidated in our consolidated financial statements. All intercompany accounts and transactions are eliminated in consolidation.
     Certain amounts presented in the statement of operations for the quarter ended March 31, 2009 have been reclassified to conform to the presentation for the quarter ended March 31, 2010. In our previously issued statement of operations for the quarter ended March 31, 2009, asset management fees of $1,269,000 and acquisition expenses of $1,499,000 were included within general and administrative expenses of $5,074,000.
Interim Unaudited Financial Data
     Our accompanying interim condensed consolidated financial statements have been prepared by us in accordance with GAAP in conjunction with the rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, our accompanying interim condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. Our accompanying interim condensed consolidated financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim period. Interim results of operations are not necessarily indicative of the results to be expected for the full year; such results may be less favorable. Our accompanying interim condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the notes thereto included in our 2009 Annual Report on Form 10-K, as filed with the SEC on March 16, 2010.
Cash and Cash Equivalents
     Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.
Segment Disclosure
     ASC 280, Segment Reporting (“ASC 280”) establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. We have determined that we have one reportable segment, with activities related to investing in medical office buildings, healthcare-related facilities, commercial office properties and other real estate related assets. Our investments in real estate and other real estate related assets are geographically diversified and our chief operating decision maker evaluates operating performance on an individual asset level. As each of our assets has similar economic characteristics, tenants, and products and services, our assets have been aggregated into one reportable segment.

Recently Issued Accounting Pronouncements
     Below are the recently issued accounting pronouncements and our evaluation of the impact of such pronouncements.
     Consolidation Pronouncements
     In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) codified primarily in ASC 810-10, Consolidation — Overall (“ASC 810-10”), which modifies how a company determines when an entity that is a VIE should be consolidated. This guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. It also requires an ongoing reassessment of whether a company is the primary beneficiary of a VIE, and it requires additional disclosures about a company’s involvement in VIEs and any significant changes in risk exposure due to that involvement. This guidance became effective for us on January 1, 2010. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.
     Fair Value Pronouncements
     In August 2009, the FASB issued Accounting Standards Update 2009-05, Fair Value Measurements and Disclosures (“ASU 2009-05”), which provides alternatives to measuring the fair value of liabilities when a quoted price for an identical liability traded in an active market does not exist. The alternatives include using either (1) a valuation technique that uses quoted prices for identical or similar liabilities or (2) another valuation technique, such as a present value technique or a technique that is based on the amount paid or received by the reporting entity to transfer an identical liability. The amended guidance became effective for us beginning October 1, 2009. The adoption of this ASU has not had a material impact on our consolidated financial statements.
     In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820), (“ASU 2010-06”), which provides amendments to Subtopic 820-10 that require new disclosures and that clarify existing disclosures in order to increase transparency in financial reporting with regard to recurring and nonrecurring fair value measurements. ASU 2010-06 requires new disclosures with respect to the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for those transfers, as well as separate presentation about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, the Update provides amendments that clarify existing disclosures, requiring a reporting entity to provide fair value measurement disclosures for each class of assets and liabilities as well as disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. Finally, the ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. ASU 2010-06 is effective for the interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. Accordingly, this Update became effective for us on January 1, 2010 (except for the Level 3 activity disclosures, which will become effective for us on January 1, 2011). The adoption of ASU 2010-06 has not had a material impact on our consolidated financial statements.
      Equity Pronouncements
     In January 2010, the FASB issued Accounting Standards Update 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash (“ASU 2010-01”), the objective of which was to address the diversity in practice related to the accounting for a distribution to shareholders that offers them the ability to elect to receive their entire distribution in cash or shares of equivalent value with a potential limitation on the total amount of cash that shareholders can elect to receive in the aggregate. The Update clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share (EPS) prospectively. The amended guidance became effective for us December 31, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.
3. Real Estate Investments
     Our investments in our consolidated properties consisted of the following as of March 31, 2010 and December 31, 2009:

	March 31, 2010	December 31, 2009
Land	$131,315,000	$122,972,000
Building and improvements	1,194,994,000	1,083,496,000
Furniture and equipment	10,000	10,000

	1,326,319,000	1,206,478,000

Less: accumulated depreciation	(67,423,000)	(56,689,000)

	$1,258,896,000	$1,149,789,000

     Depreciation expense for the three months ended March 31, 2010 and 2009 was $10,714,000 and $7,528,000, respectively.

     During the three months ended March 31, 2010, we completed the acquisition of eight properties, as well as of the remaining 20.0% interest in HTA-Duke Chesterfield, Rehab, LLC, the Joint Venture Company that owns Chesterfield Rehabilitation Center. Our original 80.0% interest was acquired on December 20, 2007. On March 24, 2010, our subsidiary exercised its call option to buy, for $3,900,000, 100% of the interest owned by its joint venture partner, BD St. Louis, in the JV Company. As a result of the closing of this purchase on March 24, 2010, as of March 31, 2010, we own a 100% interest in the Chesterfield Rehabilitation Center. See Note 13, Redeemable Noncontrolling Interest of Limited Partners, for additional information related to this purchase. The aggregate purchase price of the properties and joint venture interest was $145,890,000. Acquisitions completed during the three months ended March 31, 2010 are set forth below:

					Mortgage
		Date	Ownership	Purchase	Loan
Property	Property Location	Acquired	Percentage	Price	Payables(1)
Camp Creek	Atlanta, GA	3/2/10	100%	$19,550,000	$—
King Street	Jacksonville, FL	3/9/10	100%	10,775,000	6,602,000
Sugarland	Houston, TX	3/23/10	100%	12,400,000	—
Deaconess (Evansville)	Evansville, IN	3/23/10	100%	45,257,000	—
Chesterfield: Remaining 20% Interest (2)	Chesterfield, MO	3/24/10	100%	3,900,000	—
Pearland — Cullen	Pearland, TX	3/31/10	100%	6,775,000	—
Hilton Head — Heritage	Hilton Head, SC	3/31/10	100%	8,058,000	—
Triad Technology Center	Baltimore, MD	3/31/10	100%	29,250,000	—
Mt. Pleasant (E. Cooper)	Mount Pleasant, SC	3/31/10	100%	9,925,000	—

Total				$145,890,000	$6,602,000

(1)	Represents the amount of the mortgage loan payable assumed or newly placed on the property in connection with the acquisition or secured by the property subsequent to acquisition.

(2)	Represents our purchase of the remaining 20% interest in the JV Company that owns Chesterfield Rehabilitation Center, in which our original 80% interest was purchased on December 20, 2007. See Note 13, Redeemable Noncontrolling Interest of Limited Partners, and Note 16, Business Combinations, for further information regarding this purchase.
4. Real Estate Notes Receivable, Net
     Real estate notes receivable, net consisted of the following as of March 31, 2010 and December 31, 2009:

Property Name
Location of Property	Property Type	Interest Rate		Maturity Date	March 31, 2010	December 31, 2009
MacNeal Hospital Medical Office Building Berwyn, Illinois	Medical Office Building	5.95	%(1)	11/01/11	$7,500,000	$7,500,000
MacNeal Hospital Medical Office Building Berwyn, Illinois	Medical Office Building	5.95	%(1)	11/01/11	7,500,000	7,500,000
St. Luke’s Medical Office Building Phoenix, Arizona	Medical Office Building	5.85	%(2)	11/01/11	3,750,000	3,750,000
St. Luke’s Medical Office Building Phoenix, Arizona	Medical Office Building	5.85	%(2)	11/01/11	1,250,000	1,250,000
Rush Presbyterian Medical Office Building Oak Park, Illinois(4)	Medical Office Building	7.76	%(3)	12/01/14	41,150,000	41,150,000

Total real estate note receivable					61,150,000	61,150,000
Add: Note receivable closing costs, net					719,000	788,000
Less: discount, net					(6,536,000)	(7,175,000)

Real estate notes receivable, net					$55,333,000	$54,763,000

(1)	The effective interest rate associated with these notes as of March 31, 2010 is 7.93%.

(2)	The effective interest rate associated with these notes as of March 31, 2010 is 7.80%.

(3)	Represents an average interest rate for the life of the note. The interest rate for the period starting December 1, 2009 through November 30, 2011 is 7.448% of the unpaid balance. The interest rate for the period starting December 1, 2011 through November 30, 2012 is 7.674% of the unpaid balance. The interest rate for the period starting December 1, 2012 through December 1, 2014 is 8.125% of the unpaid balance. The note has an effective interest rate of 8.6%.

(4)	Rush Presbyterian balance shown includes $1,051,000 attributable to the Participation Rights option derivative instrument. This instrument is discussed further in Footnote 8, Derivative Financial Instruments.
The discount is amortized on a straight-line basis over the respective life of each note.

5. Identified Intangible Assets, Net
     Identified intangible assets consisted of the following as of March 31, 2010 and December 31, 2009:

	March 31, 2010	December 31, 2009
In place leases, net of accumulated amortization of $29,575,000 and $25,452,000 as of March 31, 2010 and December 31, 2009, respectively (with a weighted average remaining life of 96 months and 95 months as of March 31, 2010 and December 31, 2009, respectively)	$87,913,000	$80,577,000
Above market leases, net of accumulated amortization of $3,834,000 and $3,233,000 as of March 31, 2010 and December 31, 2009, respectively (with a weighted average remaining life of 87 months and 87 months as of March 31, 2010 and December 31, 2009, respectively)	14,762,000	11,831,000
Tenant relationships, net of accumulated amortization of $15,933,000 and $13,598,000 as of March 31, 2010 and December 31, 2009, respectively (with a weighted average remaining life of 158 months and 150 months as of March 31, 2010 and December 31, 2009, respectively)	97,551,000	89,610,000
Leasehold interests, net of accumulated amortization of $180,000 and $103,000 as of March 31, 2010 and December 31, 2009, respectively (with a weighted average remaining life of 870 months and 899 months as of March 31, 2010 and December 31, 2009, respectively)	20,937,000	21,204,000

	$221,163,000	$203,222,000

     Amortization expense recorded on the identified intangible assets for the three months ended March 31, 2010 and 2009 was $7,129,000 and $6,612,000, respectively, which included $601,000 and $484,000, respectively, of amortization recorded against rental income for above market leases and $77,000 and $13,000, respectively, of amortization recorded against rental expenses for leasehold interests in our accompanying condensed consolidated statements of operations.
6. Other Assets, Net
     Other assets, net, consisted of the following as of March 31, 2010 and December 31, 2009:

	March 31, 2010	December 31, 2009
Deferred financing costs, net of accumulated amortization of $3,820,000 and $3,346,000 as of March 31, 2010 and December 31, 2009, respectively	$3,187,000	$3,281,000
Lease commissions, net of accumulated amortization of $573,000 and $427,000 as of March 31, 2010 and December 31, 2009, respectively	3,607,000	3,061,000
Lease inducements, net of accumulated amortization of $333,000 and $280,000 as of March 31, 2010 and December 31, 2009, respectively	1,046,000	1,215,000
Deferred rent receivable	11,636,000	9,380,000
Prepaid expenses, deposits and other	3,864,000	4,938,000

	$23,340,000	$21,875,000

     Amortization and depreciation expense recorded on deferred financing costs, lease commissions, lease inducements and other assets for the three months ended March 31, 2010 and 2009 was $797,000 and $542,000, respectively, of which $481,000 and $465,000, respectively, of amortization was recorded against interest expense for deferred financing costs and $169,000 and $24,000, respectively, of amortization was recorded against rental income for lease inducements in our accompanying condensed consolidated statements of operations.
7. Mortgage Loans Payable, Net
     Mortgage loans payable were $535,858,000 ($533,339,000, net of discount) and $542,462,000 ($540,028,000, net of discount) as of March 31, 2010 and December 31, 2009, respectively. As of March 31, 2010, we had fixed and variable rate mortgage loans with effective interest rates ranging from 1.60% to 12.75% per annum and a weighted average effective interest rate of 3.99% per annum. As of March 31, 2010, we had $228,861,000 ($226,342,000, net of discount) of fixed rate debt, or 42.7% of mortgage loans payable, at a weighted average interest rate of 5.99% per annum, and $306,997,000 of variable rate debt, or 57.3% of mortgage loans payable, at a weighted average interest rate of 2.50% per annum. As of December 31, 2009, we had fixed and variable rate mortgage loans with effective interest rates ranging from 1.58% to 12.75% per annum and a weighted average effective interest rate of 3.94% per annum. As of December 31, 2009, we had $209,858,000 ($207,424,000 net of discount) of fixed rate debt, or 38.7% of mortgage loans payable, at a weighted average interest rate of 5.99% per annum, and $332,604,000 of variable rate debt, or 61.3% of mortgage loans payable, at a weighted average interest rate of 2.65% per annum. All of our mortgage loans payable were collateralized by our investment properties at March 31, 2010 and December 31, 2009.

     We are required by the terms of the applicable loan documents to meet certain financial covenants, such as debt service coverage ratios, rent coverage ratios and reporting requirements. As of December 31, 2009, we were in compliance with all such covenants and requirements on $457,262,000 of our mortgage loans payable and were making appropriate adjustments to comply with such covenants on $85,200,000 of our mortgage loans payable by depositing $22,676,000 into a restricted collateral account. As of March 31, 2010, we believe that we were in compliance with all such covenants and requirements on $450,658,000 of our mortgage loans payable. The $22,676,000 deposited within the restricted collateral account in order to comply with covenants on our remaining $85,200,000 balance of mortgage loans payable remains in that restricted account as of March 31, 2010.
     Mortgage loans payable consisted of the following as of March 31, 2010 and December 31, 2009:

	Interest		Maturity
Property	Rate		Date	March 31, 2010		December 31, 2009 (c)
Fixed Rate Debt:
Southpointe Office Parke and Epler Parke I	6.11%		09/01/16	$9,146,000		$9,146,000
Crawfordsville Medical Office Park and Athens Surgery Center	6.12%		10/01/16	4,264,000		4,264,000
The Gallery Professional Building	5.76%		03/01/17	6,000,000		6,000,000
Lenox Office Park, Building G	5.88%		02/01/17	12,000,000		12,000,000
Commons V Medical Office Building	5.54%		06/11/17	9,774,000		9,809,000
Yorktown Medical Center and Shakerag Medical Center	5.52%		05/11/17	13,530,000		13,530,000
Thunderbird Medical Plaza	5.67%		06/11/17	13,871,000		13,917,000
Gwinnett Professional Center	5.88%		01/01/14	5,483,000		5,509,000
Northmeadow Medical Center	5.99%		12/01/14	7,667,000		7,706,000
Medical Portfolio 2	5.91%		07/01/13	14,171,000		14,222,000
Renaissance Medical Centre	5.38%		09/01/15	18,682,000		18,767,000
Renaissance Medical Centre	12.75%		09/01/15	1,241,000		1,242,000
Medical Portfolio 4	5.50%		06/01/19	6,554,000		6,586,000
Medical Portfolio 4	6.18%		06/01/19	1,676,000		1,684,000
Marietta Health Park	5.11%		11/01/15	7,200,000		7,200,000
Hampden Place	5.98%		1/1/2012	8,709,000		8,785,000
Greenville-Patewood	6.18%		1/1/2016	35,931,000		36,000,000
Greenville — Greer	6.00%		02/01/17	8,492,000		—
Greenville — Memorial	6.00%		02/01/17	4,496,000		—
Sun City-Note B	6.54%		9/1/2014	14,947,000		14,997,000
Sun City-Note C	6.50%		9/1/2014	4,482,000		4,509,000
Sun City Note D	6.98%		9/1/2014	13,943,000		13,985,000
King Street	5.88%		03/05/17	6,602,000		—

Total fixed rate debt				228,861,000		209,858,000

Variable Rate Debt:
Senior Care Portfolio 1	4.75	%(a)	03/31/10	—		24,800,000
1 and 4 Market Exchange	1.60	%(a)	09/30/10	14,500,000	(b)	14,500,000
East Florida Senior Care Portfolio	1.65	%(a)	10/01/10	29,334,000	(b)	29,451,000
Kokomo Medical Office Park	1.65	%(a)	11/30/10	8,300,000	(b)	8,300,000
Chesterfield Rehabilitation Center	1.90	%(a)	12/30/10	22,000,000	(b)	22,000,000
Park Place Office Park	1.80	%(a)	12/31/10	10,943,000	(b)	10,943,000
Highlands Ranch Medical Plaza	1.80	%(a)	12/31/10	8,853,000	(b)	8,853,000
Medical Portfolio 1	1.93	%(a)	02/28/11	20,240,000	(b)	20,460,000
Fort Road Medical Building	1.90	%(a)	03/06/11	5,800,000	(b)	5,800,000
Medical Portfolio 3	2.50	%(a)	06/26/11	58,000,000	(b)	58,000,000
SouthCrest Medical Plaza	2.45	%(a)	06/30/11	12,870,000	(b)	12,870,000
Wachovia Pool Loans(d)	4.65	%(a)	06/30/11	49,415,000	(b)	49,696,000
Cypress Station Medical Office Building	2.00	%(a)	09/01/11	7,107,000	(b)	7,131,000
Medical Portfolio 4	2.40	%(a)	09/24/11	21,400,000	(b)	21,400,000
Decatur Medical Plaza	2.25	%(a)	09/26/11	7,900,000	(b)	7,900,000
Mountain Empire Portfolio	2.35	%(a)	09/28/11	18,763,000	(b)	18,882,000
Sun City-Sun 1	1.75	%(a)	12/31/14	2,000,000	(b)	2,000,000

	Interest		Maturity
Property	Rate		Date	March 31, 2010		December 31, 2009 (c)
Sun City-Sun 2	1.75	%(a)	12/31/14	9,572,000	(b)	9,618,000

Total variable rate debt				306,997,000		332,604,000

Total fixed and variable debt				535,858,000		542,462,000

Less: discount				(2,519,000)		(2,434,000)

Mortgage loans payable, net				$533,339,000		$540,028,000

(a)	Represents the interest rate in effect as of March 31, 2010.

(b)	As of March 31, 2010, we had variable rate mortgage loans on 21 of our properties with effective interest rates ranging from 1.60% to 4.65% per annum and a weighted average effective interest rate of 2.50% per annum. However, as of March 31, 2010, we had fixed rate interest rate swaps, ranging from 4.51% to 6.02%, on our variable rate mortgage loans payable on 19 of our properties, thereby effectively fixing our interest rate on those mortgage loans payable.

(c)	As of December 31, 2009, we had variable rate mortgage loans on 22 of our properties with effective interest rates ranging from 1.58% to 4.75% per annum and a weighted average effective interest rate of 2.65% per annum. However, as of December 31, 2009, we had fixed rate interest rate swaps, ranging from 4.51% to 6.02%, on our variable rate mortgage loans payable on 20 of our properties, thereby effectively fixing our interest rate on those mortgage loans payable.

(d)	We have a mortgage loan in the principal amount of $49,415,000 and $49,696,000, as of March 31, 2010 and December 31, 2009, respectively, secured by Epler Parke Building B, 5995 Plaza Drive, Nutfield Professional Center, Medical Portfolio 2 and Academy Medical Center.
     The principal payments due on our mortgage loans payable as of March 31, 2010 for the nine months ending December 31, 2010 and for each of the next four years ending December 31 and thereafter, is as follows:

Year	Amount
2010	$98,179,000
2011	203,740,000
2012	12,708,000
2013	17,975,000
2014	46,541,000
Thereafter	156,715,000

Total	$535,858,000

     The table above does not reflect all available extension options. Of the amounts maturing in 2010, $53,653,000 have two one-year extensions available and $29,334,000 have a one-year extension available. Of the amounts maturing in 2011, $181,255,000 have two one-year extensions available.
8. Derivative Financial Instruments
     ASC 815 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We utilize derivatives such as fixed interest rate swaps and interest rate caps to add stability to interest expense and to manage our exposure to interest rate movements. In addition to these instruments, our financial statements reflect a derivative instrument related to a contractual participation interest in the potential sale of the Rush Medical Office Building, which serves to secure a Note Receivable acquired by us on December 1, 2009. Consistent with ASC 815, we record derivative financial instruments on our accompanying consolidated balance sheets as either an asset or a liability measured at fair value. ASC 815 permits special hedge accounting if certain requirements are met. Hedge accounting allows for gains and losses on derivatives designated as hedges to be offset by the change in value of the hedged item(s) or to be deferred in other comprehensive income.
     As of March 31, 2010 and December 31, 2009, no derivatives were designated as fair value hedges or cash flow hedges. Derivatives not designated as hedges are not speculative and are used to manage our exposure to interest rate movements, but do not meet the strict hedge accounting requirements of ASC 815. Changes in the fair value of derivative financial instruments are recorded in gain on derivative financial instruments in our accompanying condensed consolidated statements of operations.

     The following table lists the derivative financial instruments held by us as of March 31, 2010:

Notional Amount	Index	Rate	Fair Value	Instrument	Maturity
$14,500,000	LIBOR	5.97%	$(364,000)	Swap	09/28/10
8,300,000	LIBOR	5.86	(257,000)	Swap	11/30/10
8,853,000	LIBOR	5.52	(267,000)	Swap	12/31/10
10,943,000	LIBOR	5.52	(330,000)	Swap	12/31/10
22,000,000	LIBOR	5.59	(619,000)	Swap	12/30/10
29,334,000	LIBOR	6.02	(713,000)	Swap	10/01/10
20,167,000	LIBOR	5.23	(580,000)	Swap	01/31/11
5,800,000	LIBOR	4.70	(154,000)	Swap	03/06/11
7,115,000	LIBOR	4.51	(32,000)	Swap	05/03/10
49,508,000	LIBOR	5.60	(538,000)	Swap	06/30/10
12,870,000	LIBOR	5.65	(137,000)	Swap	06/30/10
58,000,000	LIBOR	5.59	(588,000)	Swap	06/26/10
21,400,000	LIBOR	5.27	(791,000)	Swap	09/23/11
7,900,000	LIBOR	5.16	(298,000)	Swap	09/26/11
17,150,000	LIBOR	5.87	(1,060,000)	Swap	09/28/13
9,618,000	LIBOR	2.00	695,000	Cap	12/31/14
54,000,000	N/A	N/A	1,051,000	Participation Interest	12/01/29
     The following table lists the derivative financial instruments held by us as of December 31, 2009:

Notional Amount	Index	Rate	Fair Value	Instrument	Maturity
$14,500,000	LIBOR	5.97%	$(505,000)	Swap	09/28/10
8,300,000	LIBOR	5.86	(327,000)	Swap	11/30/10
8,853,000	LIBOR	5.52	(326,000)	Swap	12/31/10
10,943,000	LIBOR	5.52	(403,000)	Swap	12/31/10
22,000,000	LIBOR	5.59	(759,000)	Swap	12/30/10
29,101,000	LIBOR	6.02	(998,000)	Swap	10/01/10
22,000,000	LIBOR	5.23	(688,000)	Swap	01/31/11
5,800,000	LIBOR	4.70	(173,000)	Swap	03/06/11
7,292,000	LIBOR	4.51	(75,000)	Swap	05/03/10
24,800,000	LIBOR	4.85	(206,000)	Swap	03/31/10
50,321,000	LIBOR	5.60	(922,000)	Swap	06/30/10
12,870,000	LIBOR	5.65	(236,000)	Swap	06/30/10
58,000,000	LIBOR	5.59	(1,016,000)	Swap	06/26/10
21,400,000	LIBOR	5.27	(782,000)	Swap	09/23/11
7,900,000	LIBOR	5.16	(296,000)	Swap	09/26/11
17,304,000	LIBOR	5.87	(913,000)	Swap	09/28/13
9,618,000	LIBOR	2.00	890,000	Cap	12/31/14
54,000,000	N/A	N/A	1,051,000	Participation Interest	12/01/29
     As of March 31, 2010 and December 31, 2009, the fair value of our derivative financial instruments was as follows:

	Asset Derivatives				Liability Derivatives
	March 31, 2010		December 31, 2009		March 31, 2010		December 31, 2009
Derivatives not designated as	Balance Sheet		Balance Sheet		Balance Sheet		Balance Sheet
hedging instruments:	Location	Fair Value	Location	Fair Value	Location	Fair Value	Location	Fair Value
Interest Rate Swaps	Derivative Financial Instruments	$—	Derivative Financial Instruments	$—	Derivative Financial Instruments	$6,728,000	Derivative Financial Instruments	$8,625,000
Interest Rate Cap	Other Assets	$695,000	Other Assets	$890,000
Participation Interest	Other Assets	$1,051,000	Other Assets	$1,051,000

     For the three months ended March 31, 2010 and 2009, our derivative financial instruments had the following effect on our condensed consolidated statements of operations:

	Location of Gain	Amount of Gain (Loss) Recognized
Derivatives not designated as hedging	(Loss)	Three Months Ended
instruments:	Recognized	March 31, 2010	March 31, 2009
Interest rate swaps	Gain (loss) on derivative instruments	$1,897,000	$930,000
Interest rate cap	Gain (loss) on derivative instruments	$(195,000)	$—
Participation interest	Gain (loss) on derivative instruments	$—	$—
     We have agreements with each of our interest rate swap derivative counterparties that contain a provision whereby if we default on certain of our unsecured indebtedness, then we could also be declared in default on our interest rate swap derivative obligations resulting in an acceleration of payment. In addition, we are exposed to credit risk in the event of non-performance by our derivative counterparties. We believe we mitigate our credit risk by entering into agreements with credit-worthy counterparties. We record counterparty credit risk valuation adjustments on interest rate swap derivative assets in order to properly reflect the credit quality of the counterparty. In addition, our fair value of interest rate swap derivative liabilities is adjusted to reflect the impact of our credit quality. As of March 31, 2010 and December 31, 2009, there have been no termination events or events of default related to the interest rate swaps.
9. Line of Credit
     As of March 31, 2010, we had a loan agreement, or the Loan Agreement, in which we obtained a secured revolving line of credit in an aggregate maximum principal amount of $80,000,000. We did not borrow on this line of credit during 2009 or during the three months ended March 31, 2010. The actual amount of credit available under the Loan Agreement at any given time is a function of and is subject to certain loan to cost, loan to value and debt service coverage ratios contained in the Loan Agreement.
     At our option, loans under the Loan Agreement bear interest at per annum rates equal to: (1) the London Interbank Offered Rate, or LIBOR, plus a margin of 1.50%, (2) the greater of LaSalle Bank National Association’s prime rate or the Federal Funds Rate (as defined in the Loan Agreement) plus 0.50%, or (3) a combination of these rates.
     The Loan Agreement contains various affirmative and negative covenants that are customary for facilities and transactions of this type, including limitations on the incurrence of debt by us and our subsidiaries that own properties that serve as collateral for the Loan Agreement, limitations on the nature of our business, and limitations on our subsidiaries that own properties that serve as collateral for the Loan Agreement. The Loan Agreement also imposes the following financial covenants on us and our operating partnership, as applicable: (1) a minimum ratio of operating cash flow to interest expense, (2) a maximum ratio of liabilities to asset value, (3) a maximum distribution covenant and (4) a minimum net worth covenant, all of which are defined in the Loan Agreement. In addition, the Loan Agreement includes events of default that are customary for facilities and transactions of this type. As of March 31, 2010 and December 31, 2009, we were in compliance with all such covenants and requirements. We do not intend to borrow from our existing facility, and we are currently in discussions with various lenders regarding a replacement credit facility.
     As of March 31, 2010 and December 31, 2009, there were no borrowings under the Loan Agreement.
10. Identified Intangible Liabilities, Net
     Identified intangible liabilities consisted of the following as of March 31, 2010 and December 31, 2009:

	March 31, 2010	December 31, 2009
Below market leases, net of accumulated amortization of $3,477,000 and $3,033,000 as of March 31, 2010 and December 31, 2009, respectively (with a weighted average remaining life of 96 months and 94 months as of March 31, 2010 and December 31, 2009, respectively)	$6,510,000	$6,954,000

	$6,510,000	$6,954,000

     Amortization recorded on the identified intangible liabilities for the three months ended March 31, 2010 and 2009 was $443,000 and $501,000, respectively, which is recorded to rental income in our accompanying condensed consolidated statements of operations.

11. Commitments and Contingencies
Litigation
     We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us, which if determined unfavorably to us, would have a material adverse effect on our consolidated financial statements.
Environmental Matters
     We follow the policy of monitoring our properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at our properties, we are not currently aware of any environmental liability with respect to our properties that would have a material effect on our consolidated financial position, results of operations or cash flows. Further, we are not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that we believe would require additional disclosure or the recording of a loss contingency.
Other Organizational and Offering Expenses
     Our former advisor previously was entitled to receive up to 1.5% of the aggregate gross offering proceeds from the sale of shares of our common stock in the primary offering for reimbursement of cumulative organizational and offering expenses pursuant to the terms of the expired Advisory Agreement with our former advisor, or the Advisory Agreement. As a self-managed company, we are responsible for all of our future organizational and offering expenses, including those incurred in connection with our follow-on offering. These other organization and offering expenses include all expenses (other than selling commissions and dealer manager fees, which generally represent 7.0% and 3.0% of our gross offering proceeds, respectively) to be paid by us in connection with our follow-on offering.
Other
     Our other commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business. In our opinion, these matters are not expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.
12. Related Party Transactions
Fees and Expenses Paid to Former Affiliates
     Upon the effectiveness of our initial offering, we entered into the Advisory Agreement with our former advisor and a dealer manager agreement with our former dealer manager. These agreements entitled our former advisor, our former dealer manager and their affiliates to specified compensation for certain services as well as reimbursement of certain expenses. The Advisory Agreement expired on September 20, 2009. On May 21, 2009, we provided notice to Grubb & Ellis Securities, Inc., or Grubb & Ellis Securities, our former dealer manager, that we would proceed with a dealer manager transition pursuant to which Grubb & Ellis Securities would cease to serve as our dealer manager for our initial offering at the end of the day on August 28, 2009. Commencing August 29, 2009, RCS, an unaffiliated third party, assumed the role of dealer manager for the remainder of the offering period. RCS now serves as the dealer manager for our follow-on offering. In the aggregate, for the three months ended March 31, 2010 and 2009, we incurred fees to our former advisor and its affiliates of $0 and $23,080,000, respectively.
Offering Stage
Selling Commissions
     Prior to the transition of the dealer manager function to RCS, our former dealer manager received selling commissions of up to 7.0% of the gross offering proceeds from the sale of shares of our common stock in our initial offering other than shares of our common stock sold pursuant to the DRIP. Our former dealer manager re-allowed all or a portion of these fees to participating broker-dealers. For the three months ended March 31, 2010 and 2009, we incurred $0 and $13,396,000, respectively, in selling commissions to our former dealer manager. Such selling commissions are charged to stockholders’ equity as such amounts were reimbursed to our former dealer manager from the gross proceeds of our initial offering.

Marketing Support Fees and Due Diligence Expense Reimbursements
     Our former dealer manager received non-accountable marketing support fees of up to 2.5% of the gross offering proceeds from the sale of shares of our common stock in our initial offering other than shares of our common stock sold pursuant to the DRIP. Our former dealer manager re-allowed a portion up to 1.5% of the gross offering proceeds for non-accountable marketing fees to participating broker-dealers. In addition, in our initial offering, we reimbursed our former dealer manager or its affiliates an additional 0.5% of the gross offering proceeds to participating broker-dealers for accountable bona fide due diligence expenses. For the three months ended March 31, 2010 and 2009, we incurred $0 and $4,870,000, respectively, in marketing support fees and due diligence expense reimbursements to our former dealer manager. Such fees and reimbursements are charged to stockholders’ equity as such amounts are reimbursed to our former dealer manager or its affiliates from the gross proceeds of our initial offering.
Other Organizational and Offering Expenses
     Our other organizational and offering expenses have been paid by our former advisor or Grubb & Ellis Realty Investors on our behalf. Our former advisor was reimbursed for actual expenses incurred up to 1.5% of the gross offering proceeds from the sale of shares of our common stock in our initial offering other than shares of our common stock sold pursuant to the DRIP. For the three months ended March 31, 2010 and 2009, we incurred $0 and $863,000, respectively, in offering expenses to our former advisor and its affiliates. Other organizational expenses are expensed as incurred, and offering expenses are charged to stockholders’ equity as such amounts are reimbursed to our former advisor or its affiliates from the gross proceeds of our initial offering.
Acquisition and Development Stage
Acquisition Fee
     For the period from September 20, 2006 through October 24, 2008, our former advisor or its affiliates received, as compensation for services rendered in connection with the investigation, selection and acquisition of properties, an acquisition fee of up to 3.0% of the contract purchase price for each property acquired or up to 4.0% of the total development cost of any development property acquired, as applicable.
     In connection with the amendment to the Advisory Agreement, effective October 24, 2008, we reduced the acquisition fee payable to our former advisor or its affiliate from up to 3.0% to a lower fee determined as follows:
•	for the first $375,000,000 in aggregate contract purchase price for properties acquired directly or indirectly by us after October 24, 2008, 2.5% of the contract purchase price of each such property;

•	for the second $375,000,000 in aggregate contract purchase price for properties acquired directly or indirectly by us after October 24, 2008, 2.0% of the contract purchase price of each such property, which amount is subject to downward adjustment, but not below 1.5%, based on reasonable projections regarding the anticipated amount of net proceeds to be received in our initial offering; and

•	for above $750,000,000 in aggregate contract purchase price for properties acquired directly or indirectly by us after October 24, 2008, 2.25% of the contract purchase price of each such property.
     The Advisory Agreement also provides that we will pay an acquisition fee in connection with the acquisition of real estate related assets in an amount equal to 1.5% of the amount funded to acquire or originate each such real estate related asset.
     We paid our former advisor or its affiliate acquisition fees for properties and other real estate related assets acquired with funds raised in our initial offering by our former dealer manager for such acquisitions completed after the expiration of the Advisory Agreement. The obligation to pay such fees was fully satisfied during the year ended December 31, 2009 and we are no longer required to pay such fees to our former advisor.

     For the three months ended March 31, 2010 and 2009, we incurred $0 and $909,000, respectively, in acquisition fees to our former advisor and its affiliates. Acquisition fees are included in acquisition expenses in our accompanying condensed consolidated statements of operations.
Operational Stage
Asset Management Fee
     For the period from September 20, 2006 through October 24, 2008, our former advisor or its affiliates were paid a monthly fee for services rendered in connection with the management of our assets in an amount equal to one-twelfth of 1.0% of the average invested assets calculated as of the close of business on the last day of each month, subject to our stockholders receiving annualized distributions in an amount equal to at least 5.0% per annum on average invested capital. The asset management fee was calculated and payable monthly in cash or shares of our common stock at the option of our former advisor or one of its affiliates.
     In connection with the amendment to the Advisory Agreement, effective October 24, 2008, we reduced the monthly asset management fee from one-twelfth of 1.0% of our average invested assets to one-twelfth of 0.5% of our average invested assets. As part of our transition to self-management, we eliminated this fee to our former advisor.
     For the three months ended March 31, 2010 and 2009, we incurred $0 and $1,269,000, respectively, in asset management fees to our former advisor and its affiliates, which is identified as asset management fees in our accompanying condensed consolidated statements of operations.
Property Management Fee
     Our former advisor or its affiliates were paid a monthly property management fee equal to 4.0% of the gross cash receipts through August 31, 2009. For properties managed by other third parties besides our former advisor or its affiliates, our former advisor or its affiliates were paid up to 1.0% of the gross cash receipts from the property for a monthly oversight fee. For the three months ended March 31, 2010 and 2009, we incurred $0 and $865,000, respectively, in property management fees and oversight fees to our former advisor and its affiliates, which is included in rental expenses in our accompanying condensed consolidated statements of operations. As part of our transition to self-management, we eliminated this fee to our former advisor. Under self-management, we pay property management fees to third parties at market rates.
Lease Fee
     Our former advisor or its affiliates, as the property manager, was paid a separate fee for leasing activities in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties, as determined by a survey of brokers and agents in such area ranging between 3.0% and 8.0% of gross revenues generated from the initial term of the lease. For the three months ended March 31, 2010 and 2009, we incurred $0 and $173,000, respectively, to Triple Net Properties Realty, Inc., or Realty and its affiliates in lease fees which is capitalized and included in other assets, net, in our accompanying condensed consolidated balance sheets.
On-site Personnel and Engineering Payroll
     For the three months ended March 31, 2010 and 2009, Grubb & Ellis Realty Investors incurred payroll for on-site personnel and engineering on our behalf of $0 and $662,000, respectively, which is included in rental expenses in our accompanying condensed consolidated statements of operations.
Operating Expenses
     We reimbursed our former advisor or its affiliates for operating expenses incurred in rendering its services to us, subject to certain limitations on our operating expenses. We did not reimburse our former advisor or affiliates for operating expenses that exceeded the greater of: (1) 2.0% of our average invested assets, as defined in the Advisory Agreement, or (2) 25.0% of our net income, as defined in the Advisory Agreement, unless a majority of our independent directors determined that such excess expenses were justified based on unusual and non-recurring factors. Our operating expenses did not exceed this limitation during the term of the Advisory Agreement.

     For the three months ended March 31, 2010 and 2009, Grubb & Ellis Realty Investors incurred on our behalf $0 and $20,000, respectively, in operating expenses which is included in general and administrative expenses in our accompanying condensed consolidated statements of operations.
Related Party Services Agreement
     We entered into a services agreement, effective January 1, 2008, with Grubb & Ellis Realty Investors for subscription agreement processing and investor services. The services agreement had an initial one year term and was subject to successive one year renewals. Since Grubb & Ellis Realty Investors is the managing member of our former advisor, the terms of this agreement were approved and determined by a majority of our directors, including a majority of our independent directors, as fair and reasonable to us and at fees charged to us in an amount no greater than the cost to Grubb & Ellis Realty Investors for providing such services to us, which amount shall be no greater than that which would be paid to an unaffiliated third party for similar services. On March 17, 2009, Grubb & Ellis Realty Investors provided notice of its termination of the services agreement. The termination was to be effective September 20, 2009; however as part of our transition to self-management, we transitioned to DST Systems, Inc., our transfer agent and provider of subscription processing and investor relations services, as of August 10, 2009. Accordingly, the services agreement with Grubb & Ellis Realty Investors terminated on August 9, 2009.
     For the three months ended March 31, 2010 and 2009, we incurred $0 and $53,000, respectively, for investor services that Grubb & Ellis Realty Investors provided to us, which is included in general and administrative expenses in our accompanying condensed consolidated statements of operations.
     For the three months ended March 31, 2010 and 2009, our former advisor and its affiliates incurred $0 and $70,000, respectively, in subscription agreement processing that Grubb & Ellis Realty Investors provided to us. As an other organizational and offering expense, these subscription agreement processing expenses will only become our liability to the extent other organizational and offering expenses do not exceed 1.5% of the gross proceeds of our initial offering.
Compensation for Additional Services
     In periods preceding our transition to self-management during the third quarter of 2009, our former advisor or its affiliates were paid for services performed for us other than those required to be rendered by our former advisor or its affiliates under the Advisory Agreement. The rate of compensation for these services was required to be approved by a majority of our board of directors, including a majority of our independent directors, and could not exceed an amount that would be paid to unaffiliated third parties for similar services.
Liquidity Stage
Disposition Fee
     We paid no disposition fees to our former advisor under the terms of the advisory agreement. In addition, we have no obligation to pay any disposition fees to our former advisor in the future.
Subordinated Participation Interest
     Subordinated Distribution upon Termination
     Upon termination or expiration of the Advisory Agreement (which has occurred), other than a termination by us for cause, our former advisor may be entitled to receive a distribution from our operating partnership, subject to a number of conditions, in an amount equal to 15.0% of the amount, if any, by which (1) the fair market value of all of the assets of our operating partnership as of the date of the termination (determined by appraisal), less any indebtedness secured by such assets, plus the cumulative distributions made to us by our operating partnership from our inception through the termination date, exceeds (2) the sum of the total amount of capital raised from stockholders (less amounts paid to redeem shares pursuant to our share repurchase plan) plus an annual 8.0% cumulative, non-compounded return on average invested capital through the termination date. As of the expiration of our Advisory Agreement on September 20, 2009, no amounts were due based on the aforementioned formula.

     On November 14, 2008, we entered into an amendment to the partnership agreement for our operating partnership, or the Partnership Agreement Amendment. Pursuant to the terms of the Partnership Agreement Amendment, our former advisor had the right, subject to certain conditions, to defer its right, if applicable, to receive a subordinated distribution from our operating partnership after the termination or expiration of the Advisory Agreement. Our former advisor has provided us with evidence of its notice to us of its election to defer its right to a subordinated distribution. Our former advisor’s right to receive any deferred subordinated distribution is subject to a number of ongoing conditions. These conditions include, without limitation, that our former advisor fully and reasonably cooperate with us and our self-management program during the course of our transition to self-management. Various issues have arisen with respect to whether our former advisor and its affiliates have fully and reasonably cooperated with us and with our transition to self-management. We have communicated our position to our former advisor that is has not fully and reasonably cooperated with our transition to self-management, and therefore, is not entitled to such deferred subordinated distribution.
     The Partnership Agreement Amendment provided that after the termination of the Advisory Agreement without cause, if there is a listing of our shares of common stock on a national securities exchange or a merger in which our stockholders receive in exchange for shares of our common stock shares of a company that are tracked on a national securities exchange, our former advisor will be entitled to receive a distribution from our operating partnership, subject to a number of conditions, in an amount equal to 15.0% of the amount, if any, by which: (1) the fair market value of the assets of our operating partnership (determined by appraisal as of the listing date or merger date, as applicable) owned as of the termination of the Advisory Agreement, plus any assets acquired after such termination for which our former advisor was entitled to receive an acquisition fee (as described above under Acquisition and Development Stage — Acquisition Fee), or the Included Assets, less any indebtedness secured by the Included Assets, plus the cumulative distributions made by our operating partnership to us and the limited partners who received partnership units in connection with the acquisition of the Included Assets, from our inception through the listing date or merger date, as applicable, exceeds (2) the sum of the total amount of capital raised from stockholders and the capital value of partnership units issued in connection with the acquisition of the Included Assets through the listing date or merger date, as applicable, (excluding any capital raised after the completion of our initial offering) (less amounts paid to redeem shares pursuant to our share repurchase plan) plus an annual 8.0% cumulative, noncompounded return on such invested capital and the capital value of such partnership units measured for the period from inception through the listing date or merger date, as applicable.
     In addition, the Partnership Agreement Amendment provided that after the termination or expiration of our Advisory Agreement, in the event of a liquidation or sale of all or substantially all of the assets of the operating partnership, our former advisor may be entitled to receive, subject to a number of conditions, a distribution in an amount equal to 15.0% of the net proceeds from the sale of the Included Assets, after subtracting distributions to our stockholders and the limited partners who received partnership units in connection with the acquisition of the Included Assets of (1) their initial invested capital and the capital value of such partnership units (less amounts paid to repurchase shares pursuant to our share repurchase program) through the date of the other liquidity event plus (2) an annual 8.0% cumulative, non-compounded return on such invested capital and the capital value of such partnership units measured for the period from inception through the other liquidity event date.
Accounts Payable Due to Former Affiliates, Net
     The following amounts were outstanding to former affiliates as of March 31, 2010 and December 31, 2009:

Entity	Fee	March 31, 2010	December 31, 2009
Grubb & Ellis Realty Investors	Operating expenses	$27,000	$27,000
Grubb & Ellis Realty Investors	Offering costs	90,000	90,000
Grubb & Ellis Realty Investors	Due diligence	15,000	15,000
Grubb & Ellis Realty Investors	On-site payroll and engineering	104,000	104,000
Grubb & Ellis Realty Investors	Acquisition related expenses	—	3,769,000
Realty	Asset and property management fees	771,000	771,000

		$1,007,000	$4,776,000

We have notified our former advisor that we are entitled to certain refunds in addition to other ongoing claims that we have previously communicated to our former advisor.
13. Redeemable Noncontrolling Interest of Limited Partners
     As of March 31, 2010 and December 31, 2009, we owned greater than a 99.99% general partnership interest in our operating partnership. Our former advisor is a limited partner of our operating partnership and as of March 31, 2010 and December 31, 2009, owned less than a 0.01% limited partnership interest in our operating partnership. As such, less than 0.01% of the earnings of our operating partnership are allocated to redeemable noncontrolling interest of limited partners.

     As of December 31, 2009, we owned an 80.0% interest in HTA-Duke Chesterfield Rehab, LLC, or the JV Company, which owns the Chesterfield Rehabilitation Center, which was originally purchased on December 20, 2007. The redeemable noncontrolling interest balance related to this arrangement at December 31, 2009 was comprised of the noncontrolling interest’s initial contribution, 20.0% of the earnings at the Chesterfield Rehabilitation Center, and accretion of the change in the redemption value over the period from the purchase date to January 1, 2011, the earliest redemption date. On March 24, 2010, our subsidiary exercised its call option to buy, for $3,900,000, 100% of the interest owned by its joint venture partner, BD St. Louis, in the JV Company. As a result of the closing of the purchase on March 24, 2010, as of March 31, 2010, we own a 100% interest in the Chesterfield Rehabilitation Center, and the associated redeemable noncontrolling interest balance related to this entity was reduced to zero.
     Redeemable noncontrolling interests are accounted for in accordance with ASC 480, Distinguishing Liabilities From Equity (“ASC 480”) at the greater of their carrying amount or redemption value at the end of each reporting period. Changes in the redemption value from the purchase date to the earliest redemption date are accreted using the straight-line method. The redemption value as of December 31, 2009 was $3,549,000. As of March 31, 2010 and 2009, redeemable noncontrolling interest of limited partners was $196,000 and $2,122,000, respectively. Below is a table reflecting the activity of the redeemable noncontrolling interests. The balance in redeemable noncontrolling interest as of March 31, 2010 reflects only that attributable to our operating partnership.

Balance as of December 31, 2008	$1,951,000
Net income attributable to noncontrolling interest of limited partners	70,000
Distributions	(87,000)
Purchase price allocation adjustment	188,000

Balance as of March 31, 2009	$2,122,000

Balance as of December 31, 2009	$3,549,000
Net income attributable to noncontrolling interest of limited partners	64,000
Distributions	(87,000)
Valuation adjustment to noncontrolling interests	570,000
Purchase of Chesterfield 20% interest	(3,900,000)

Balance as of March 31, 2010	$196,000

     The $64,000 in net income attributable to noncontrolling interest shown on our March 31, 2010 condensed consolidated Statement of Operations reflects net income earned by the noncontrolling interest in the JV Company prior to our purchase of this interest on March 24, 2010. As such, there will be no additional net income attributable to noncontrolling interest beyond this amount going forward in the current year. The net impact to our equity as a result of this purchase was $275,000.
14. Stockholders’ Equity
Common Stock
     In April 2006, our former advisor purchased 200 shares of our common stock for total cash consideration of $2,000 and was admitted as our initial stockholder. Through March 31, 2010, we granted an aggregate of 190,200 shares of restricted common stock to our independent directors, Chief Executive Officer, Chief Accounting Officer and Executive Vice President — Acquisitions pursuant to the terms and conditions of our 2006 Incentive Plan and Employment Agreements described below. Through March 31, 2010, we issued 147,168,317 shares of our common stock in connection with our initial offering and follow-on offering and 7,037,284 shares of our common stock under the DRIP, and repurchased 2,739,158 shares of our common stock under our share repurchase plan. As of March 31, 2010 and December 31, 2009, we had 151,569,390 and 140,590,686 shares of our common stock outstanding, respectively.
     Pursuant to our current follow-on offering, we are offering and selling to the public up to 200,000,000 shares of our $0.01 par value common stock for $10.00 per share and up to 21,052,632 shares of our $0.01 par value common stock to be issued pursuant to the DRIP at $9.50 per share. Our charter authorizes us to issue 1,000,000,000 shares of our common stock.
Preferred Stock
     Our charter authorizes us to issue 200,000,000 shares of our $0.01 par value preferred stock. As of March 31, 2010 and December 31, 2009, no shares of preferred stock were issued and outstanding.
Distribution Reinvestment Plan
     The DRIP allows stockholders to purchase additional shares of our common stock through the reinvestment of distributions, subject to certain conditions. We registered and reserved 21,052,632 shares of our common stock for sale pursuant to the DRIP in our initial and follow-on offerings. For the three months ended March 31, 2010 and 2009, $12,522,000 and $6,934,000, respectively, in distributions were reinvested and 1,318,102 and 729,946 shares of our common stock, respectively, were issued under the DRIP. As of March 31, 2010 and December 31, 2009, a total of $66,854,000 and $54,331,000, respectively, in distributions were reinvested and 7,037,284 and 5,719,182 shares of our common stock, respectively, were issued under the DRIP.

Share Repurchase Plan
     Our Board of Directors has approved a share repurchase plan. On August 24, 2006, we received SEC exemptive relief from rules restricting issuer purchases during distributions. The share repurchase plan allows for share repurchases by us upon request by stockholders when certain criteria are met by the requesting stockholders. Share repurchases will be made at the sole discretion of our board of directors. Funds for the repurchase of shares will come exclusively from the proceeds we receive from the sale of shares under the DRIP.
     For the three months ended March 31, 2010 and 2009, we repurchased 899,399 shares of our common stock, for an aggregate amount of $8,533,000, and 136,762 shares of our common stock, for $1,310,000, respectively. As of March 31, 2010 and December 31, 2009, we had repurchased 2,739,158 shares of our common stock, for an aggregate amount of $25,876,000, and 1,839,759 shares of our common stock, for an aggregate amount of $17,343,000, respectively.
2006 Incentive Plan and 2006 Independent Directors Compensation Plan
     Under the terms of our 2006 Incentive Plan, the aggregate number of shares of our common stock subject to options, shares of restricted common stock, restricted stock units, stock purchase rights, stock appreciation rights or other awards, including those issuable under its sub-plan, the 2006 Independent Directors Compensation Plan, will be no more than 2,000,000 shares.
     The fair value of each share of restricted common stock and restricted common stock unit that has been granted under the plan is estimated at the date of grant at $10.00 per share, the per share price of shares in our initial offering, and is amortized on a straight-line basis over the vesting period. Shares of restricted common stock and restricted common stock units may not be sold, transferred, exchanged, assigned, pledged, hypothecated or otherwise encumbered. Such restrictions expire upon vesting.
     For the three months ended March 31, 2010 and 2009, we recognized compensation expense of $156,000 and $58,000, respectively, related to the restricted common stock grants. Such compensation expense is included in general and administrative expenses in our accompanying condensed consolidated statements of operations. Shares of restricted common stock have full voting rights and rights to dividends. Shares of restricted common stock units do not have voting rights or rights to dividends.
     A portion of our awards may be paid in cash in lieu of stock in accordance with the respective employment agreement and vesting schedule of such awards. These awards are revalued every reporting period end with the cash redemption liability reflected on our consolidated balance sheets, if material. For the three months ended March 31, 2010, no shares were settled in cash.
     As of March 31, 2010 and December 31, 2009, there was approximately $1,725,000 and $1,881,000, respectively, of total unrecognized compensation expense net of estimated forfeitures, related to nonvested shares of restricted common stock. As of March 31, 2010, this expense is expected to be recognized over a remaining weighted average period of 2.3 years.
     As of March 31, 2010 and December 31, 2009, the fair value of the nonvested shares of restricted common stock and restricted common stock units was $1,677,000 and $1,677,000, respectively. A summary of the status of the nonvested shares of restricted common stock and restricted common stock units as of March 31, 2010 and December 31, 2009, and the changes for the three months ended March 31, 2010, is presented below:

	Restricted	Weighted
	Common	Average Grant
	Stock/Units	Date Fair Value
Balance — December 31, 2009	167,667	$10.00
Granted, net	—	—
Vested	—	—
Forfeited	—	—

Balance — March 31, 2010	167,667	$10.00

Expected to vest — March 31, 2010	167,667	$10.00

15. Fair Value of Financial Instruments
     ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement and most of the provisions were effective for our consolidated financial statements beginning January 1, 2008.
     Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Financial assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
     Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
     Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
     Level 3 — Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.
     ASC 825, Financial Instruments (“ASC 825”), which codified Statements of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of Statement No. 115, and No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value of financial instruments in interim financial statements as well as in annual financial statements.
     We use fair value measurements to record fair value of certain assets and to estimate fair value of financial instruments not recorded at fair value but required to be disclosed at fair value.
Financial Instruments Reported at Fair Value
Cash and Cash Equivalents
     We invest in money market funds which are classified within Level 1 of the fair value hierarchy because they are valued using unadjusted quoted market prices in active markets for identical securities.
Derivative Financial Instruments
     Currently, we use interest rate swaps and interest rate caps to manage interest rate risk associated with floating rate debt. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, foreign exchange rates, and implied volatilities. The fair values of interest rate swaps and interest rate caps are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.
     To comply with ASC 820, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

     Although we have determined that the majority of the inputs used to value our interest rate swap and interest rate cap derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties. However, as of March 31, 2010, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our interest rate swap and interest rate cap derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
     Also, we have recognized a derivative instrument related to the participation interest rights acquired in conjunction with the acquisition of the Rush Presbyterian Note Receivable on December 1, 2009. We have determined that this feature qualified as a derivative and bifurcated it from the value of the note receivable. Its fair value is based upon the expected variability in the property value over the next 20 years. As such, valuation of this instrument required utilization of Level 3 inputs, including estimates of the property’s potential value and their associated probabilities of occurrence, as there is no public market for this asset and thus Level 1 and Level 2 inputs are unavailable for a derivative of this nature. The valuation is based upon the expected value of the participation interest calculated using these inputs. As a result, we have determined that the valuation of our derivative instrument related to the participation rights is classified within Level 3 of the fair value hierarchy. In accordance with ASC 820, we will include disclosure of the activity within the Level 3 asset, specifically with regard to purchases, sales, issuances, and settlements as of March 31, 2010.
Assets and Liabilities at Fair Value
     The table below presents our assets and liabilities measured at fair value on a recurring basis as of March 31, 2010, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Quoted Prices in
	Active Markets for
	Identical Assets	Significant Other	Significant
	and Liabilities	Observable Inputs	Unobservable Inputs
	(Level 1 )	(Level 2)	(Level 3)	Total
Assets
Money market funds	$43,000	$—	$—	$43,000
Derivative financial instruments	—	695,000	1,051,000	1,746,000

Total assets at fair value	$43,000	$695,000	$1,051,000	$1,789,000

Liabilities
Derivative financial instruments	$—	$(6,728,000)	$—	$(6,728,000)

Total liabilities at fair value	$—	$(6,728,000)	$—	$(6,728,000)

     The table below presents the activity within our fair value measurement using significant unobservable inputs (Level 3) as of March 31, 2010. As of March 31, 2010, there has been no impact to earnings in relation to this fair value measurement.

Level 3
Participation Interest
Derivative Instrument
Balance—December 31, 2009	$1,051,000
Total Gains or Losses in Earnings	—
Purchases, Issuances, & Settlements	—
Transfers in and/or out of Level 3	—

Balance—March 31, 2010	$1,051,000

Financial Instruments Disclosed at Fair Value
     ASC 825 requires disclosure of the fair value of financial instruments, whether or not recognized on the face of the balance sheet. Fair value is defined under ASC 820.
     Our accompanying consolidated balance sheets include the following financial instruments: real estate notes receivable, net, cash and cash equivalents, restricted cash, accounts and other receivables, net, accounts payable and accrued liabilities, accounts payable due to affiliates, net, mortgage loans payable, net, and borrowings under the line of credit.
     We consider the carrying values of cash and cash equivalents, restricted cash, accounts and other receivables, net, and accounts payable and accrued liabilities to approximate fair value for these financial instruments because of the short period of time between origination of the instruments and their expected realization. The fair value of accounts payable due to affiliates, net, is not determinable due to the related party nature.

     The fair value of the mortgage loans payable is estimated using borrowing rates available to us for mortgage loans payable with similar terms and maturities. As of March 31, 2010, the fair value of the mortgage loans payable was $526,294,000, compared to the carrying value of $533,339,000. As of December 31, 2009, the fair value of the mortgage loans payable was $532,000,000, compared to the carrying value of $540,028,000.
     The fair value of our notes receivable is estimated by discounting the expected cash flows on the notes at current rates at which management believes similar loans would be made. As of March 31, 2010, the fair value of the notes receivable was $61,406,000, compared to the carrying value of $55,333,000. As of December 31, 2009, the fair value of our notes receivable was $61,120,000, as compared to the carrying value of $54,763,000.
16. Business Combinations
     For the three months ended March 31, 2010, we completed the acquisition of eight properties as well as the remaining 20% interest in the JV Company that owns Chesterfield Rehabilitation Center, adding a total of approximately 672,000 square feet of GLA to our property portfolio. The aggregate purchase price for these acquisitions was $145,890,000 plus closing costs of $1,603,000. See Note 3, Real Estate Investments, for a listing of the properties acquired and the dates of acquisition. Results of operations for the property acquisitions are reflected in our condensed consolidated statements of operations for the quarter ended March 31, 2010 for the periods subsequent to the acquisition dates.
     For the three months ended March 31, 2009, we completed the acquisition of one property and two condos/buildings related to two existing properties in our portfolio, adding a total of approximately 201,000 square feet of GLA to our property portfolio. The aggregate purchase price was $36,379,000 plus closing costs of $1,186,000.
     In accordance with ASC 805, Business Combinations (“ASC 805”), formerly Statement of Financial Accounting Standards No. 141R, Business Combinations, we, with assistance from independent valuation specialists, allocate the purchase price of acquired properties to tangible and identified intangible assets and liabilities based on their respective fair values. The allocation to tangible assets (building and land) is based upon our determination of the value of the property as if it were to be replaced and vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered by us include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable property is allocated to the above or below market value of in place leases, the value of in place leases, tenant relationships, above or below market debt assumed, and any contingent consideration transferred in the combination.
     As of March 31, 2010 the aggregate purchase price was allocated in the amount of $8,241,000 to land, $100,173,000 to building and improvements, $6,813,000 to tenant improvements, $3,797,000 to lease commissions, $7,596,000 to leases in place, $10,232,000 to tenant relationships, $(190,000) to leasehold interest in land, $245,000 to above market debt, and $3,532,000 to above market leases. Note that these amounts pertain to all acquisitions during the quarter except for the Chesterfield Rehabilitation Center noncontrolling interest purchase; as discussed below, this purchase of additional interest was accounted for as an equity transaction and thus it is not included within the aggregate purchase price allocation disclosed herein. Additionally, the allocable portion of the aggregate purchase price does not include certain tenant improvement and core improvement credits totaling $283,000 related to King Street, nor $1,268,000 in unpaid leasehold improvement allowance related to Sugarland; these amounts pertain to liabilities assumed by us that served to reduce the total cash tendered for these acquisitions.
Brief descriptions of the property acquisitions completed for the three months ended March 31, 2010 are as follows:
•	An 80,652 square foot medical office portfolio consisting of two buildings located in Atlanta, Georgia. This portfolio is 94% leased and was purchased on March 2, 2010 for $19,550,000.

•	A 53,169 square foot medical office building located in Jacksonville, Florida, purchased on March 9, 2010 for $10,775,000. This building is 100% occupied and is situated on the campus of St. Vincent’s Medical Center.

•	A 60,300 square foot medical office building located in Sugarland, Texas, purchased on March 23, 2010 for $12,400,000. This facility is located near three acute-care hospitals and is 100% leased with 83% of the space occupied by Texas Children’s Health Centers.

•	A five building medical office portfolio located in Evansville and Newburgh, Indiana, totaling 260,500 square feet and purchased on March 23, 2010 for $45,257,000. The portfolio is 100% master-leased to Deaconess Clinic Inc., an affiliate of Deaconess Health System, Inc.

•	A 60,800 square foot medical office building located on the campus of East Cooper Regional Medical Center in Mount Pleasant, South Carolina, purchased on March 31, 2010 for $9,925,000. The building is 90% leased to 16 tenants.

•	A 34,980 square foot medical office building located in Pearland, Texas, purchased on March 31, 2010 for $6,775,000. The building is 100% occupied.

•	A 21,832 square foot medical office building located in Hilton Head, South Carolina and purchased on March 31, 2010 for $8,058,000. The building is 100% occupied.

•	A 101,400 square foot medical office building located in Baltimore, Maryland, purchased on March 31, 2010 for $29,250,000. The building is located on the Johns Hopkins University Bayview Medical Center Research Campus and is 100% leased to the U.S. Government (primarily the National Institutes of Health).

•	The remaining 20% interest in the JV Company that owns Chesterfield Rehabilitation Center, which was originally purchased on December 20, 2007. Our subsidiary exercised its call option to buy, for $3,900,000, 100% of the interest owned by its joint venture partner. As we continued to retain control of this entity despite the change in ownership interest, in accordance with ASC 805, we are accounting for this as an equity transaction. Thus, no gains or losses with respect to these changes were recognized in net income, nor are the carrying amounts of the assets and liabilities of the subsidiary adjusted. As such, this acquisition is not included within the purchase price allocation disclosed within this footnote.
We recorded revenues and net losses for the quarter ended March 31, 2010 of approximately $390,000 and $(1,418,000), respectively, related to the above acquisitions. Net losses include $1,603,000 in closing cost expenses related to the acquisitions.
Supplementary Pro-Forma Information
     Assuming the property acquisitions discussed above had occurred on January 1, 2010, for the three months ended March 31, 2010, pro forma revenues, net income and net income per basic and diluted share would have been $47,069,000, $1,654,000 and $0.01, respectively.
     Assuming the property acquisitions discussed above had occurred on January 1, 2009, for the three months ended March 31, 2009, pro forma revenues, net loss and net loss per basic and diluted share would have been $32,541,000, $(4,406,000) and $(0.05), respectively
     The pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.
17. Concentration of Credit Risk
     Financial instruments that potentially subject us to a concentration of credit risk are primarily cash and cash equivalents, restricted cash, and accounts receivable from tenants. As of March 31, 2010 and December 31, 2009, we had cash and cash equivalents and restricted cash accounts in excess of Federal Deposit Insurance Corporation, or FDIC, insured limits. We believe this risk is not significant. Concentration of credit risk with respect to accounts receivable from tenants is limited. We perform credit evaluations of prospective tenants, and security deposits are obtained upon lease execution. In addition, we evaluate tenants in connection with the acquisition of a property.
     For the three months ended March 31, 2010, we had interests in twelve consolidated properties located in Texas, which accounted for 15.2% of our total rental income, and interests in six consolidated properties located in Indiana, which accounted for 11.6% of our total rental income. This rental income is based on contractual base rent from leases in effect as of March 31, 2010. Accordingly, there is a geographic concentration of risk subject to fluctuations in each state’s economy.
     For the three months ended March 31, 2009, we had interests in seven consolidated properties located in Texas which accounted for 16.3% of our total rental income, and interests in five consolidated properties located in Indiana which accounted for 14.0% of our total rental income. This rental income is based on contractual base rent from leases in effect as of March 31, 2009. Accordingly, there is a geographic concentration of risk subject to fluctuations in each state’s economy.
     For the three months ended March 31, 2010 and 2009, respectively, none of our tenants at our consolidated properties accounted for 10.0% or more of our aggregate annual rental income.

18. Per Share Data
     We report earnings (loss) per share pursuant to ASC 260, Earnings Per Share. In January 2009, we adopted the provisions of FSP EITF No. 03-6-1, primarily codified into ASC 260 on a prospective basis, which requires us to include unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents as “participating securities” in the computation of basic and diluted income per share pursuant to the two-class method as described in ASC 260.
     Basic earnings (loss) per share attributable for all periods presented are computed by dividing net income (loss) by the weighted average number of shares of our common stock outstanding during the period. Diluted earnings (loss) per share are computed based on the weighted average number of shares of our common stock and all potentially dilutive securities, if any. As of March 31, 2010 and 2009, we did not have any securities that give rise to potentially dilutive shares of our common stock.
19. Subsequent Events
     The significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the consolidated financial statements are summarized below.
Status of our Offering
     From April 1, 2010 through May 12, 2010, we had received and accepted subscriptions in our offering for 4,246,101 shares of our common stock, for an aggregate amount of $42,436,000, excluding shares of our common stock issued under the DRIP. As of May 12, 2010, we had received and accepted subscriptions in our offerings for 151,890,476 shares of our common stock, for an aggregate amount of $1,517,317,000, excluding shares of our common stock issued under the DRIP. We do not expect a material change in the status of our offering from May 12, 2010 through our filing date.
Share Repurchases
     In April 2010, we repurchased 1,098,131 shares of our common stock, for an aggregate amount of $10,406,625, under our share repurchase plan.
Pending Property Acquisitions
•	On February 22, 2010, we entered into a purchase and sale agreement for approximately $15,300,000 to acquire a three- building, approximately 53,700 square foot medical office portfolio located in Hilton Head, South Carolina. We completed our purchase of one building within this portfolio, comprising 21,832 square feet and $8,058,000 of the total purchase price, during the quarter ended March 31, 2010. The portfolio is located less than two miles from the Hilton Head Hospital, a wholly-owned hospital by Tenet Healthcare Corporation. The overall portfolio occupancy is approximately 92% and two of the three buildings in the portfolio, one of which is that purchased during the quarter ended March 31, 2010, are currently 100% occupied. Of additional note, 35% of the portfolio is occupied by Hilton Head Hospital.

•	On February 25, 2010, we entered into a purchase and sale agreement for approximately $10,500,000 to acquire an approximately 54,800 square foot medical office portfolio in Pearland, Texas. The portfolio consists of two buildings which are approximately ten miles south of the world-renowned Houston Medical Center and 15 miles south of Houston’s central business district. We completed our purchase of one of the buildings within this portfolio, comprising 34,980 square feet and $6,775,000 of the total purchase price, during the quarter ended March 31, 2010. The buildings are 100% and 98% occupied.
     The completion of each of the pending acquisitions described above is subject to the satisfaction of a number of conditions, and we cannot guarantee that these acquisitions will be completed.
Completed Acquisitions
•	On April 29, 2010, we purchased a 191,612 square foot medical office building located in Pittsburgh, Pennsylvania, for approximately $38,623,000. This Class A medical office building is situated approximately one mile from the Central Business District and two blocks from the Allegheny General Hospital (AGH), a flagship hospital in the West Penn Allegheny Health System. The four-story, multi-tenant building is 99% leased to nine tenants, and AGH occupies or guarantees over 85% of the tenancy in the building for a weighted average remaining lease term in excess of 10 years. We have not completed our initial purchase price allocations with respect to this property and therefore cannot provide the disclosures included in Note 16 for these properties. Acquisition related expenses were expensed as incurred.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     The use of the words “we,” “us” or “our” refers to Healthcare Trust of America, Inc. and its subsidiaries, including Healthcare Trust of America Holdings, L,P except where the context otherwise requires.
     The following discussion should be read in conjunction with our accompanying interim condensed consolidated financial statements and notes appearing elsewhere in this Quarterly Report on Form 10-Q, as well as with the audited consolidated financial statements, accompanying notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our 2009 Annual Report on Form 10-K as filed with the SEC on March 16, 2010. Such interim condensed consolidated financial statements and information have been prepared to reflect our financial position as of March 31, 2010 and December 31, 2009, together with our results of operations for the three months ended March 31, 2010 and 2009, and cash flows for the three months ended March 31, 2010 and 2009.
Forward-Looking Statements
     Historical results and trends should not be taken as indicative of future operations. Our statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Actual results may differ materially from those included in the forward-looking statements. We intend those forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include, but are not limited to: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to healthcare laws and laws governing the taxation of real estate investment trusts, or REITs; the availability of capital; changes in interest rates; competition in the real estate industry; the supply and demand for operating properties in our proposed market areas; changes in accounting principles generally accepted in the United States of America, or GAAP; changes in policies and guidelines applicable to REITs; the availability of properties to acquire; the availability of financing; and the risk factors in our 2009 Annual Report on Form 10-K, as filed with the SEC on March 16, 2010, and this Quarterly Report on Form 10-Q. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning us and our business, including additional factors that could materially affect our financial results, is included herein and in our other filings with the United States Securities and Exchange Commission, or the SEC.
Overview and Background
     Healthcare Trust of America, Inc., a Maryland corporation, was incorporated on April 20, 2006. We were initially capitalized on April 28, 2006, and therefore, we consider that our date of inception.
     2010 First Quarter Highlights
•	We completed eight acquisitions with an aggregate purchase price of approximately $145,890,000, comprised of 14 medical office buildings totaling approximately 671,901 square feet with an average occupancy of 98.4%, as well as the remaining 20% interest in the JV company that owns the chesterfield Rehabilitation Center, an asset in which we had originally acquired an 80% interest in December 2007.

•	We maintained a leverage ratio of our debt to total assets of 31% and had cash on hand of $128,404,000 as of March 31, 2010.

•	We increased our occupancy from 90.5% to 91.3% from the fourth quarter of 2009 to the first quarter of 2010.

•	With our acquisitions in the first quarter, we increased the percentage of our credit-rated tenants to 33% of our portfolio.

•	Our modified funds from operations, or MFFO, represented 79% of distributions paid during the quarter ended March 31, 2010. This represents an increase of 9% over our December 31, 2009 fourth quarter MFFO coverage rate of 70% and an increase of 20% over our March 31, 2009 first quarter MFFO coverage rate of 59%.

•	For the quarter ended March 31, 2010, we would have been required to pay acquisition and asset management fees of approximately $5,500,000 to our former advisor if we were still subject to the Advisory Agreement. The cost of self-management during the first quarter of 2010 was $1,496,000. Therefore, we achieved a cost savings of $4,004,000 ($5,500,000 minus $1,496,000) resulting from our self-management cost structure.

•	Consistent with our self-management model, we have implemented another upgrade to our asset management capabilities by implementing Resolve Technology’s business intelligence solution. The new technology integrates and consolidates the Company’s existing technology platforms and provides management with reports and dashboards that enable real-time visibility into asset and portfolio performance
     We are a self-managed, self-advised REIT. Accordingly, we do not pay acquisition, disposition and asset management fees and we do not pay any internalization fees. Under our self-management structure, acquisitions and asset management services are performed in-house by our employees, with certain monitored services provided by third parties at market rates. Our internal management team manages our day-to-day operations and oversees and supervises our employees and outside service providers.
     We provide stockholders the potential for income and growth through investment in a diversified portfolio of real estate properties. We focus primarily on medical office buildings and healthcare related facilities. We also invest to a limited extent in other real estate related assets. However, we do not intend to invest more than 15.0% of our total assets in such other real estate related assets. We focus primarily on investments that produce recurring income. We qualified and elected to be taxed as a REIT for federal income tax purposes and we intend to continue to be taxed as a REIT for the foreseeable future. We conduct substantially all of our operations through Healthcare Trust of America Holdings, LP, or our operating partnership.
     In 2009, we implemented a customized property management structure aimed at improving property operational performance at the asset and service provider levels, including the elimination of oversight fees, and a company-directed leasing plan to optimize occupancy levels. Accordingly, we engaged nationally recognized property management groups each to manage a specific region beginning September 1, 2009 and reduced the fees we pay for property management services by more than 50%. Our property management and leasing services are overseen internally, with designated services provided by management companies selected and monitored by us. Each of the following management companies manages a specific geographic region: CB Richard Ellis, PM Realty Group, Hokanson Companies, The Plaza Companies, and Nath Companies.
     Realty Capital Securities, LLC, or RCS, an unaffiliated third party, serves as our dealer manager. RCS is registered with the Securities and Exchange Commission, or the SEC, the Financial Industry Regulatory Authority, or FINRA and all 50 states. RCS has agreements with an extensive network of broker dealers with approximately 210 selling relationships providing access to over 64,000 licensed registered representatives as of March 31, 2010.
     On September 20, 2006, we commenced our initial public offering, or our initial offering, in which we offered up to 200,000,000 shares of our common stock for $10.00 per share and up to 21,052,632 shares of our common stock pursuant to our distribution reinvestment plan, or the DRIP, at $9.50 per share, aggregating up to $2,200,000,000. The initial offering expired on March 19, 2010. As of March 19, 2010, we had received and accepted subscriptions in our initial offering for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares of our common stock issued under the DRIP.

     On April 6, 2009, we filed a Registration Statement on Form S-11 with the SEC with respect to our follow-on public offering, or our follow-on offering, of up to 221,052,632 shares of our common stock, which the SEC declared effective on March 19, 2010. Our follow-on offering includes up to 200,000,000 shares of our common stock offered for sale at $10.00 per share in our primary offering and up to 21,052,632 shares of our common stock offered for sale pursuant to the DRIP at $9.50 per share. As of May 12, 2010, we had received and accepted subscriptions in our follow-on offering for 4,328,122 shares of our common stock, or $43,255,000, excluding shares of our common stock issued under the DRIP.
     As of March 31, 2010, we had made 61 acquisitions, which include 49 medical office properties, seven healthcare-related facilities, three quality commercial office properties, and two other real estate-related assets. These acquisitions comprise 193 buildings with approximately 8,073,000 square feet of GLA, for an aggregate purchase price of approximately $1,606,201,000 located in 21 states. Additionally, during the three months ended March 31, 2010, we purchased the remaining 20% interest in the JV Company that owns the Chesterfield Rehabilitation Center, an asset in which we originally had acquired an 80% interest in December 2007. For the three months ended March 31, 2010 and 2009, we had Funds From Operations of $16,714,000 and $6,378,000, respectively, Modified Funds From Operations of $20,133,000 and $8,453,000, respectively, and Net Operating Income of $30,729,000 and $18,085,000, respectively. Funds from Operations, Modified Funds from Operations, and Net Operating Income are non-GAAP financial measures. For a reconciliation of these non-GAAP financial measures to our GAAP financial statements, see the sections entitled “Funds from Operations and Modified Funds from Operations” and “Net Operating Income” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     We are conducting an ongoing review of advisory services and dealer manager services previously provided by our former advisor and former dealer manager, to ensure that such services have been performed consistent with applicable agreements and standards. Based on our review to date, as well as ongoing actions by our former advisor and former dealer manager, we believe that our former advisor and our former dealer manager did not comply with all of their obligations under applicable agreements. As a result, we have provided them with notice of our claims under the agreements, as well as notice of other claims.They have disagreed with our positions, and we are engaged in ongoing discussions to resolve these issues. However, we do not anticipate that the disputes will have a material impact on our financial results or operations in the future.
     Our principal executive offices are located at 16427 N. Scottsdale Road, Suite 440, Scottsdale, Arizona, 85254 and the telephone number is (480) 998-3478. For investor services, contact DST Systems, Inc. by telephone at (888) 801-0107.
Recent Developments
Acquisitions Completed Subsequent to the Three Months Ended March 31, 2010
•	On April 29, 2010, we purchased a 191,612 square foot medical office building located in Pittsburgh, Pennsylvania, for approximately $38,623,000. This Class A medical office building is situated approximately one mile from the Central Business District and two blocks from the Allegheny General Hospital (AGH), a flagship hospital in the West Penn Allegheny Health System. The four-story, multi-tenant building is 99% leased to nine tenants, and AGH occupies or guarantees over 85% of the tenancy in the building for a weighted average remaining lease term in excess of 10 years.
Pending Acquisitions
•	On February 22, 2010, we entered into a purchase and sale agreement to acquire a three building medical office portfolio with approximately 53,700 square feet of office space located in Hilton Head, South Carolina, for $15,300,000. We completed our purchase of one building within this portfolio, comprising 21,832 square feet and $8,058,000 of the total purchase price, during the quarter ended March 31, 2010. The portfolio is located less than two miles from the Hilton Head Hospital, a wholly-owned hospital by Tenet Healthcare Corporation. The overall occupancy of the portfolio is 92%, and two of the three buildings in the portfolio, one of which is that purchased during the quarter ended March 31, 2010, are currently 100% occupied. Additionally, 35% of the portfolio is occupied by Hilton Head Hospital. The acquisitions of the remaining buildings within this portfolio are expected to occur during the second and third quarters of 2010.

•	On February 25, 2010, we entered into a purchase and sale agreement for approximately $10,500,000 to acquire an approximately 54,800 square foot medical office portfolio in Pearland, Texas. The portfolio consists of two buildings which are approximately ten miles south of the world-renowned Houston Medical Center and 15 miles south of Houston’s central business district. We completed our purchase of one building within this portfolio, comprising 34,980 square feet and $6,775,000 of the total purchase price, during the quarter ended March 31, 2010. The acquisition of the second building, which is 98% occupied, is expected to occur during the second quarter of 2010.
The completion of the pending acquisitions described above is subject to the satisfaction of a number of conditions, and we cannot guarantee that these acquisitions will be completed.

Offering Proceeds
•	As of May 12, 2010, we had received and accepted subscriptions in our initial and follow-on offerings for 151,890,476 shares of our common stock, or $1,517,317,000, excluding shares of our common stock issued under the DRIP.
Financing
•	We have commitments to secure long-term financing with certain life insurance companies and other institutions for approximately $53,155,000 with an average loan term of 9 years and an average interest rate of 5.85%. This long-term financing will be secured by our investment properties.
Critical Accounting Policies
     The complete listing of our Critical Accounting Policies was previously disclosed in our 2009 Annual Report on Form 10-K, as filed with the SEC on March 16, 2010, and there have been no material changes to our Critical Accounting Policies as disclosed therein.
Interim Unaudited Financial Data
     Our accompanying interim condensed consolidated financial statements have been prepared by us in accordance with GAAP in conjunction with the rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, our accompanying interim condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. Our accompanying interim condensed consolidated financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim period. Interim results of operations are not necessarily indicative of the results to be expected for the full year; such results may be less favorable. Our accompanying interim condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the notes thereto included in our 2009 Annual Report on Form 10-K, as filed with the SEC on March 16, 2010.
Recently Issued Accounting Pronouncements
     See Note 2, Summary of Significant Accounting Policies — Recently Issued Accounting Pronouncements, to our accompanying condensed consolidated financial statements, for a discussion of recently issued accounting pronouncements.
Acquisitions in 2010
     See Note 3, Real Estate Investments — Acquisitions, to our accompanying condensed consolidated financial statements, for a listing of the properties acquired and the dates of acquisition.
Factors Which May Influence Results of Operations
     We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of properties other than those listed in Part II, Item 1A of this report and those Risk Factors previously disclosed in our 2009 Annual Report on Form 10-K, as filed with the SEC on March 16, 2010.
Rental Income
     The amount of rental income generated by our properties depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space and space available from unscheduled lease terminations at the existing rental rates. Negative trends in one or more of these factors could adversely affect our rental income in future periods.

Offering Proceeds
     If we fail to continue to raise proceeds under our offering, we will be limited in our ability to invest in a diversified real estate portfolio which could result in increased exposure to local and regional economic downturns and the poor performance of one or more of our properties and, therefore, expose our stockholders to increased risk. In addition, some of our general and administrative expenses are fixed regardless of the size of our real estate portfolio. Therefore, depending on the amount of offering proceeds we raise, we would expend a larger portion of our income on operating expenses. This would reduce our profitability and, in turn, the amount of net income available for distribution to our stockholders.
Scheduled Lease Expirations
     As of March 31, 2010, our consolidated properties were 91.3% occupied. Over the next 12 months, for the period ending March 31, 2011, 8.3% of the occupied GLA will expire. Our leasing strategy for 2010 focuses on negotiating renewals for leases scheduled to expire during the remainder of the year. If we are unable to negotiate such renewals, we will try to identify new tenants or collaborate with existing tenants who are seeking additional space to occupy. Of the leases expiring in 2010, we anticipate, but cannot assure, that a majority of the tenants will renew their leases for another term.
Results of Operations
Comparison of the Three Months Ended March 31, 2010 and 2009
     Our operating results are primarily comprised of income derived from our portfolio of properties.
     Except where otherwise noted, the change in our results of operations is due to owning 193 buildings and two real estate related asset as of March 31, 2010, as compared to owning 136 buildings and one real estate related asset as of March 31, 2009.
Rental Income
     For the three months ended March 31, 2010, rental income was $43,114,000 as compared to $29,190,000 for the three months ended March 31, 2009. For the three months ended March 31, 2010, rental income was primarily comprised of base rent of $32,228,000 and expense recoveries of $10,886,000. For the three months ended March 31, 2009, rental income was primarily comprised of base rent of $21,972,000 and expense recoveries of $5,789,000.
Rental Expenses
     For the three months ended March 31, 2010 and 2009, rental expenses were $15,088,000 and $11,801,000, respectively. Rental expenses consisted of the following for the periods then ended:

	Three Months Ended March 31,
	2010	2009
Real estate taxes	$4,328,000	$4,154,000
Building maintenance	3,727,000	2,348,000
Utilities	2,889,000	2,235,000
Property management fees	1,075,000	865,000
Administration	977,000	809,000
Grounds maintenance	1,082,000	744,000
Non-recoverable operating expenses	643,000	376,000
Insurance	280,000	213,000
Other	87,000	57,000

Total rental expenses	$15,088,000	$11,801,000

General and Administrative Expenses
     For the three months ended March 31, 2010 and 2009, general and administrative expense was $3,188,000 and $2,306,000, respectively. General and administrative expense consisted of the following for the periods then ended:

	Three Months Ended March 31,
	2010		2009
Professional and legal fees	$840,000	(a)	$1,032,000	(a)
Bad debt expense	59,000	(b)	349,000	(b)
Salaries	1,190,000	(c)	318,000	(c)
Directors’ fees	119,000	(d)	158,000	(d)
Directors’ and officers’ insurance premiums	136,000		124,000
Bank charges	53,000		72,000
Restricted stock compensation	156,000	(e)	58,000	(e)
Investor services	252,000	(f)	53,000	(f)
Postage	12,000		31,000
Corporate office overhead	187,000	(g)	35,000	(g)
Franchise & state taxes	10,000		4,000
Other	174,000		72,000

	$3,188,000		$2,306,000

The increase in general and administrative of $882,000 for the three months ended March 31, 2010, as compared to the three months ended March 31, 2009, was due to the following:

(a)	The decrease in professional and legal fees for the three months ended March 31, 2010 of $192,000 as compared to the three months ended March 31, 2009 was due to a decrease in one-time, non-recurring consulting and legal costs of $575,000 incurred during the three months ended March 31, 2009, for, among other things, our transition to self-management. This decrease was offset by an increase in audit fees for our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K.

(b)	The decrease in bad debt expense for the three months ended March 31, 2010 of $290,000, as compared to the three months ended March 31, 2009 was due to the performance efficiencies realized under our self-management structure and best in class third-party property management groups, which resulted in an increased collection effort and improved tenant oversight.

(c)	The increase in salaries and benefits for the three months ended March 31, 2010 of $872,000 as compared to the three months ended March 31, 2009 was due to an increase in the number of employees hired for self-management during 2009 and the three months ended March 31, 2010. We had 40 employees as of March 31, 2010 as compared to seven employees as of March 31, 2009.

(d)	The decrease in directors’ fees for the three months ended March 31, 2010 of $39,000 as compared to the three months ended March 31, 2009 was due to a decrease in the number of meetings. The number of meetings decreased during the three months ended March 31, 2010 as compared to the three months ended March 31, 2009, due to the decreased involvement needed by the board of directors during the three months ended March 31, 2010 as compared to the comparable prior period, since we completed the transition to self-management on July 1, 2009.

(e)	The increase in restricted stock compensation of $98,000 for the three months ended March 31, 2010, as compared to the three months ended March 31, 2009 was due to the amortization of an increased number of restricted shares granted in 2009. As of March 31, 2010, 167,667 shares were unvested as compared to 68,500 shares unvested for the three months ended March 31, 2009.

(f)	The increase in investor services expense for the three months ended March 31, 2010 of $199,000 as compared to the three months ended March 31, 2009 was primarily due to the introduction and implementation of the latest state of the art investor services platform provided by DST Systems, Inc. This upgrade was done in conjunction with our transition to self-management in the third quarter of 2009. These improved investor services provide our shareholders and financial advisors with direct access to real-time information. In addition to the increased expense driven by our transition to a higher-quality investor services platform, our increase in expenses was also attributable to the increase in the number of our stockholders.

(g)	The increase in corporate office-related overhead of $152,000 for the three months ended March 31, 2010, as compared to the three months ended March 31, 2009 is primarily the result of the increase in size of our organization and infrastructure resulting from being a fully self-managed company in the first quarter of 2010 compared to the first quarter of 2009 when we initially established our corporate office in Scottsdale, Arizona.
Asset Management Fees
     For the three months ended March 31, 2010 and 2009, asset management fees were $0 and $1,269,000, respectively. The decrease in asset management fees of $1,269,000 for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 is due to our transition to a self-managed cost structure. We no longer pay asset management fees to our former advisor as the advisory agreement expired on September 20, 2009. For the three months ended March 31, 2010, we would have been required to pay asset management fees of approximately $1,853,000 to our former advisor if we were still subject to the Advisory Agreement.

Acquisition Expenses
     For the three months ended March 31, 2010 and 2009, acquisition expenses were $3,224,000 and $1,499,000, respectively. The increase in acquisition expenses is due to an increase in acquisition activity as compared to the prior year comparable quarter: for the three months ended March 31, 2010, we made eight acquisitions as well as acquired the remaining 20% interest in the JV company that owns Chesterfield Rehabilitation Center for an aggregate purchase price of $145,890,000, as compared to three acquisitions at an aggregate price of $36,379,000 for the three months ended March 31, 2009. This increase is offset by a decrease in acquisition fees to our former advisor. We paid $0 and $909,000 in acquisition fees to our former advisor for the three months ended March 31, 2010 and 2009, respectively. For the three months ended March 31, 2010, we would have been required to pay acquisition fees of approximately $3,647,000 to our former advisor if we were still subject to the Advisory Agreement.
Depreciation and Amortization
     For the three months ended March 31, 2010 and 2009, depreciation and amortization was $17,311,000 and $13,299,000, respectively. Depreciation and amortization consisted of the following for the periods then ended:

	Three Months Ended March 31,
	2010	2009
Depreciation of properties	$10,704,000	$7,528,000
Amortization of identified intangible assets	6,451,000	5,719,000
Amortization of lease commissions	146,000	50,000
Other assets	10,000	2,000

Total depreciation and amortization	$17,311,000	$13,299,000

Interest Expense and Gain on Derivative Instruments
     For the three months ended March 31, 2010 and 2009, interest expense was $7,440,000 and $6,570,000, respectively. Interest expense consisted of the following for the periods then ended:

	Three Months Ended March 31,
	2010	2009
Interest expense on our mortgage loans payable	$8,448,000	$6,926,000
Amortization of deferred financing fees associated with our mortgage loans payable	386,000	307,000
Amortization of deferred financing fees associated with our line of credit	95,000	95,000
Amortization of debt discount	159,000	69,000
Unused line of credit fees	54,000	40,000

Total interest expense	9,142,000	7,437,000

Gain on derivative financial instruments	(1,702,000)	(930,000)

Total interest expense and gain on derivative financial instruments	$7,440,000	$6,570,000

     The increase in interest expense for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 was primarily due to an increase in average outstanding mortgage loans payable of $533,339,000 as of March 31, 2010 compared to $453,606,000 as of March 31, 2009. This increase was offset by a gain on derivative financial instruments due to a non-cash mark to market adjustment we made on our interest rate swaps of $1,702,000 during the three months ended March 31, 2010 as compared to a gain on derivative financial instruments of $930,000 during the three months ended March 31, 2009.
     We use interest rate swaps and interest rate caps in order to minimize the impact to us of fluctuations in interest rates. To achieve our objectives, we borrow at fixed rates and variable rates. We also enter into derivative financial instruments such as interest rate swaps and interest rate caps in order to mitigate our interest rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes. Derivatives not designated as hedges are not speculative and are used to manage our exposure to interest rate movements.

Interest and Dividend Income
     For the three months ended March 31, 2010, interest and dividend income was $16,000 as compared to $128,000 for the three months ended March 31, 2009. For the three months ended March 31, 2010, interest and dividend income was related primarily to interest earned on our money market accounts, whereas for the three months ended March 31, 2009, interest and dividend income was related primarily to interest earned on both our money market accounts and our U.S. Treasury Bills. The decrease was driven by a lower cash balance of $128,404,000 for the three months ended March 31, 2010 as compared to $255,068,000 the three months ended March 31, 2009.
Liquidity and Capital Resources
     We are dependent upon the net proceeds from our offerings and operating cash flows from properties to conduct our activities. Our ability to raise funds through our follow-on offering is dependent on general economic conditions, general market conditions for REITs, and our operating performance. The capital required to purchase real estate and other real estate related assets is obtained from our offerings and from any indebtedness that we may incur.
     Our principal demands for funds continue to be for acquisitions of real estate and other real estate related assets, to pay operating expenses and interest on our outstanding indebtedness, and to make distributions to our stockholders.
     Generally, cash needs for items other than acquisitions of real estate and other real estate related assets continue to be met from operations, borrowing, and the net proceeds of our offerings. We believe that these cash resources will be sufficient to satisfy our cash requirements for the foreseeable future, and we do not anticipate a need to raise funds from other than these sources within the next 12 months.
     We evaluate potential additional investments and engage in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others. Until we invest the majority of the proceeds of our offerings in properties and other real estate related assets, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds in real estate and other real estate related assets. The number of properties we may acquire and other investments we will make will depend upon the number of our shares of our common stock sold in our offerings and the resulting amount of the net proceeds available for investment. However, there may be a delay between the sale of shares of our common stock and our investments in real estate and real estate related assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments’ operations.
     When we acquire a property, we prepare a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements, or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include a line of credit or other loan established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. Any capital reserve would be established from the gross proceeds of our offerings, proceeds from sales of other investments, operating cash generated by other investments or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.
Other Liquidity Needs
     In the event that there is a shortfall in net cash available due to various factors, including, without limitation, the timing of distributions or the timing of the collections of receivables, we may seek to obtain capital to pay distributions by means of secured or unsecured debt financing through one or more third parties. We may also pay distributions from cash from capital transactions, including, without limitation, the sale of one or more of our properties.
     As of March 31, 2010, we estimate that our expenditures for capital improvements will require up to approximately $23,324,000 for the remaining nine months of 2010. As of March 31, 2010, we had $5,150,000 of restricted cash in loan impounds and reserve accounts for such capital expenditures. We cannot provide assurance, however, that we will not exceed these estimated expenditure and distribution levels or be able to obtain additional sources of financing on commercially favorable terms or at all.
     If we experience lower occupancy levels, reduced rental rates, reduced revenues as a result of asset sales, or increased capital expenditures and leasing costs compared to historical levels due to competitive market conditions for new and renewal leases, the effect would be a reduction of net cash provided by operating activities. If such a reduction of net cash provided by operating activities is realized, we may have a cash flow deficit in subsequent periods. Our estimate of net cash available is based on various assumptions which are difficult to predict, including the levels of leasing activity and related leasing costs. Any changes in these assumptions could impact our financial results and our ability to fund working capital and unanticipated cash needs.

Cash Flows
     Cash flows provided by operating activities for the three months ended March 31, 2010 and 2009, were $12,546,000 and $5,895,000, respectively. Cash flows from operations were reduced by $3,224,000 and $1,499,000 for the three months ended March 31, 2010 and 2009, respectively, for acquisition-related expenses. Acquisition related expenses were previously capitalized as a part of the purchase price allocations and have historically been included in cash flows from investing activities. Excluding such acquisition-related expenses, cash flows from operations for the three months ended March 31, 2010 would have been $15,770,000. For the three months ended March 31, 2010, cash flows provided by operating activities related primarily to operations from our 59 properties and two real estate related assets. For the three months ended March 31, 2009, cash flows provided by operating activities related primarily to operations from our 43 properties and one real estate related asset. We anticipate cash flows from operating activities to continue to increase as we purchase more properties.
     Cash flows used in investing activities for the three months ended March 31, 2010 and 2009, were $155,602,000 and $38,922,000, respectively. For the three months ended March 31, 2010, cash flows used in investing activities related primarily to the acquisition of real estate operating properties in the amount of $133,639,000. For the three months ended March 31, 2009, cash flows used in investing activities related primarily to the acquisition of real estate operating properties in the amount of $36,588,000. We anticipate cash flows used in investing activities to increase as we purchase more properties.
     Cash flows provided by financing activities for the three months ended March 31, 2010 and 2009, were $52,459,000 and $159,764,000, respectively. For the three months ended March 31, 2010, cash flows provided by financing activities related primarily to funds raised from investors in the amount of $104,608,000 and borrowings on mortgage loans payable of $13,000,000, the payment of offering costs of $12,898,000 for our offerings, distributions of $12,838,000 and principal repayments of $26,205,000 on mortgage loans payable. Additional cash outflows related to our purchase of the noncontrolling interest in the JV Company that owns Chesterfield Rehabilitation center for $3,900,000 as well as to debt financing costs of $994,000 in connection with the debt financing for our acquisitions. For the three months ended March 31, 2009, cash flows provided by financing activities related primarily to funds raised from investors in the amount of $193,645,000 and borrowings on mortgage loans payable of $1,696,000 the payment of offering costs of $17,929,000, distributions of $7,313,000 and principal repayments of $8,922,000 on mortgage loans payable. Additional cash outflows related to deferred financing costs of $42,000 in connection with the debt financing for our acquisitions. We anticipate cash flows from financing activities to increase in the future as we raise additional funds from investors and incur additional debt to purchase properties.
Distributions
     The amount of the distributions we pay to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended.
     Our board of directors approved a 6.50% per annum, or $0.65 per common share, distribution to be paid to our stockholders beginning on January 8, 2007, the date we reached our minimum offering of $2,000,000. The first distribution was paid on February 15, 2007 for the period ended January 31, 2007. Thereafter, distributions were paid each month in respect of the distributions declared for the prior month. On February 14, 2007, our board of directors approved a 7.25% per annum, or $0.725 per common share, distribution to be paid to our stockholders beginning with our February 2007 monthly distribution, which was paid in March 2007, and we continued to pay distributions at that rate through March 31, 2010. It is our intent to continue to pay distributions. However, we cannot guarantee the amount of distributions paid in the future, if any.
     If distributions are in excess of our taxable income, such distributions will result in a return of capital to our stockholders. Our distributions of amounts in excess of our taxable income have resulted in a return of capital to our stockholders.
     For the three months ended March 31, 2010, we paid distributions of $25,360,000 ($12,838,000 in cash and $12,522,000 in shares of our common stock pursuant to the DRIP), as compared to cash flow from operations of $12,546,000. Cash flows from operations were reduced by $3,224,000 and $1,499,000 for the three months ended March 31, 2010 and 2009, respectively, for acquisition-related expenses. Acquisition-related expenses were previously capitalized as a part of the purchase price allocations and have historically been included in cash flows from investing activities. Excluding such acquisition-related expenses the comparable cash flows from operations for the three months ended March 31, 2010 would have been $15,770,000. From inception through March 31, 2010, we paid cumulative distributions of $137,457,000 ($70,603,000 in cash and $66,854,000 in shares of our common stock pursuant to the DRIP), as compared to cumulative cash flows from operations of $61,229,000. Comparable cumulative cash flows from operations would have totaled $80,450,000 under previous accounting rules that allowed for capitalization of acquisition-related expenses which would therefore have been included in cash flows from investing. The distributions paid in excess of our cash flow from operations were paid using proceeds from our offerings.
     For the three months ended March 31, 2010 and 2009, our funds from operations, or FFO, were $16,714,000 and $6,378,000, respectively. As more fully described below under Funds From Operations and Modified Funds From Operations, FFO was reduced by $3,224,000 and $2,075,000 for the three months ended March 31, 2010 and 2009 for certain one-time, non-recurring charges and acquisition-related expenses, as applicable. For the three months ended March 31, 2010 and 2009 we paid distributions of $25,360,000 and $14,247,000 respectively. Such amounts were covered by FFO of $16,714,000 and $6,378,000, respectively, which is net of the one-time, non-recurring charges and acquisition-related expenses, as applicable. The distributions paid in excess of our FFO were paid using proceeds from our offerings. Excluding one-time charges and acquisition-related costs, as applicable, FFO would have been $20,133,000 and $8,453,000, respectively.

Financing
     We anticipate that our aggregate borrowings, both secured and unsecured, will not exceed 60.0% of all of our properties’ and other real estate related assets’ combined fair market values, as determined at the end of each calendar year. For these purposes, the fair market value of each asset will be equal to the purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the fair market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of March 31, 2010, our aggregate borrowings were 31.9% of all of our properties’ and other real estate related assets’ combined fair market values. Of the $93,930,000 of mortgage notes payable maturing in 2010, $53,653,000 have two one-year extensions available and $29,334,000 have a one-year extension available. Of the $201,495,000 of mortgage notes payable maturing in 2011, $181,255,000 have two one-year extensions available. We anticipate utilizing the extensions available to us.
     Our charter precludes us from borrowing in excess of 300% of the value of our net assets, unless approved by a majority of our independent directors and the justification for such excess borrowing is disclosed to our stockholders in our next quarterly report. For purposes of this determination, net assets are our total assets, other than intangibles, calculated at cost before deducting depreciation, bad debt and other similar non-cash reserves, less total liabilities and computed at least quarterly on a consistently-applied basis. Generally, the preceding calculation is expected to approximate 75.0% of the sum of the aggregate cost of our real estate and real estate related assets before depreciation, amortization, bad debt and other similar non-cash reserves. As of March 31, 2010, our leverage did not exceed 300% of the value of our net assets.
Mortgage Loans Payable, Net
     See Note 7, Mortgage Loans Payable, Net, to our accompanying condensed consolidated financial statements, for a further discussion of our mortgage loans payable, net.
Line of Credit
     See Note 9, Line of Credit, to our accompanying condensed consolidated financial statements, for a further discussion of our line of credit.
REIT Requirements
     In order to remain qualified as a REIT for federal income tax purposes, we are required to make distributions to our stockholders of at least 90.0% of REIT taxable income. In the event that there is a shortfall in net cash available due to factors including, without limitation, the timing of such distributions or the timing of the collections of receivables, we may seek to obtain capital to pay distributions by means of secured debt financing through one or more third parties. We may also pay distributions from cash from capital transactions including, without limitation, the sale of one or more of our properties.
Commitments and Contingencies
     See Note 11, Commitments and Contingencies, to our accompanying condensed consolidated financial statements, for a further discussion of our commitments and contingencies.
Debt Service Requirements
     One of our principal liquidity needs is the payment of principal and interest on outstanding indebtedness. As of March 31, 2010, we had fixed and variable rate mortgage loans payable in the principal amount of $533,339,000, net of a discount of $2,519,000, outstanding secured by our properties. We are required by the terms of the applicable loan documents to meet certain financial covenants, such as minimum net worth and liquidity amount, and reporting requirements. As of March 31, 2010, we believe that we were in compliance with all such covenants and requirements on $450,658,000 of our mortgage loans payable and have made appropriate adjustments to ensure ongoing compliance with certain covenants on $85,200,000 of our mortgage loans payable by depositing $22,676,000 into a restricted collateral account. As of March 31, 2010, the balance on our secured, revolving line of credit was zero. We do not intend to borrow from our existing line of credit, and we are currently in discussion with various lenders with respect to replacing this line of credit.

     As of March 31, 2010, the weighted average interest rate on our outstanding debt was 3.99% per annum.
Off-Balance Sheet Arrangements
     As of March 31, 2010, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.
Inflation
     We are exposed to inflation risk as income from future long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that protect us from the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square foot allowance. However, due to the long-term nature of the leases, among other factors, the leases may not re-set frequently enough to cover inflation.
Funds from Operations and Modified Funds from Operations
     Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds from Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT such as us. FFO is not equivalent to our net income or loss as determined under GAAP.
     We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.
     The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.
     Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Factors that impact FFO include non cash GAAP income and expenses, one-time non recurring costs, timing of acquisitions, yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income, as an indication of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other measurements as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.
     Changes in the accounting and reporting rules under GAAP have prompted a significant increase in the amount of non-cash and non-operating items included in FFO, as defined. Therefore, we use modified funds from operations, or MFFO, which excludes from FFO one-time, non recurring charges, and acquisition expenses to further evaluate our operating performance. We believe that MFFO with these adjustments, like those already included in FFO, are helpful as a measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating changes. We believe that MFFO reflects the overall operating performance of our real estate portfolio, which is not immediately apparent from reported net loss. As such, we believe MFFO, in addition to net loss and cash flows from operating activities, each as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how our management evaluates our ongoing operating performance. Management considers the following items in the calculation of MFFO:

     Acquisition expenses: Prior to 2009, acquisition expenses were capitalized and have historically been added back to FFO over time through depreciation; however, beginning in 2009, acquisition expenses related to business combinations are expensed. These acquisition expenses have been and will continue to be funded from the proceeds of our offering and not from operations. We believe by excluding expensed acquisition expenses, MFFO provides useful supplemental information that is comparable for our real estate investments.
     One-time transition charges: FFO includes one-time non-recurring charges related to the cost of our transition to self-management. These items include, but are not limited to, additional professional expenses, system conversion costs and non-recurring employment costs. Because MFFO excludes one-time costs, management believes MFFO provides useful supplemental information by focusing on the changes in our fundamental operations that will be comparable rather than on one-time, non-recurring costs.
     The following is the calculation of FFO and MFFO for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
		2010		2009
	2010	Per Share	2009	Per Share
Net loss	$(482,000)	$—	$(6,800,000)	$(0.08)
Add:
Depreciation and amortization — consolidated properties	17,311,000	0.12	13,299,000	0.16
Less:
Net income attributable to noncontrolling interest of limited partners	(64,000)	—	(70,000)	—
Depreciation and amortization related to noncontrolling interests	(51,000)	—	(51,000)	—

FFO attributable to controlling interest	$16,714,000		$6,378,000

FFO per share — basic and diluted		$0.12		$0.08

Add:
Acquisition expenses	3,224,000	0.02	1,500,000	0.02
One time transition charges	195,000	—	575,000	—

MFFO attributable to controlling interest	$20,133,000		$8,453,000

MFFO per share — basic and diluted		$0.14		$0.10

Weighted average common shares outstanding — basic and diluted	145,335,661	145,335,661	84,672,174	84,672,174

     For the three months ended March 31, 2010, MFFO per share has been impacted by the increase in net proceeds realized from our existing offering of shares. For the three months ended March 31, 2010, we sold 10,560,001 shares of our common stock, increasing our outstanding shares by 8% compared to the fourth quarter of 2009.
Net Operating Income
     Net operating income is a non-GAAP financial measure that is defined as net income (loss), computed in accordance with GAAP, generated from properties before interest expense, general and administrative expenses, depreciation, amortization and interest and dividend income. We believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not associated with management of the properties. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.
     To facilitate understanding of this financial measure, a reconciliation of net income (loss) to net operating income has been provided for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010	2009
Net loss	$(482,000)	$(6,800,000)
Add:

General and administrative	3,188,000	2,306,000
Acquisition related fees	3,224,000	1,499,000
Asset management fees	—	1,269,000
Depreciation and amortization	17,311,000	13,299,000
Interest expense	7,440,000	6,570,000
Noncontrolling Interests	64,000	70,000
Less:
Interest and dividend income	(16,000)	(128,000)

Net operating income	$30,729,000	$18,085,000

Subsequent Events
     See Note 19, Subsequent Events, to our accompanying condensed consolidated financial statements, for a further discussion of our subsequent events.
Item 3. Quantitative and Qualitative Disclosures About Market Risk.
     There were no material changes in the information regarding market risk that was provided in our 2009 Annual Report on Form 10-K, as filed with the SEC on March 16, 2010, other than the updates discussed within this item.
     The table below presents, as of March 31, 2010, the principal amounts and weighted average interest rates by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes.

	Expected Maturity Date
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Fixed rate debt — principal payments	$2,237,000	$3,516,000	$11,794,000	$17,048,000	$46,348,000	$147,918,000	$228,861,000	$220,379,000
Weighted average interest rate on maturing debt	5.23%	5.26%	5.21%	5.76%	6.40%	5.27%	5.26%	—
Variable rate debt — principal payments	$95,942,000	$200,224,000	$914,000	$927,000	$193,000	$8,797,000	$306,997,000	$305,915,000
Weighted average interest rate on maturing debt (based on rates in effect as of March 31, 2010)	2.12%	3.06%	5.05%	5.60%	6.37%	4.80%	2.50%	—
     Mortgage loans payable were $535,858,000 ($533,339,000, net of discount) as of March 31, 2010. As of March 31, 2010, we had fixed and variable rate mortgage loans with effective interest rates ranging from 1.60% to 12.75% per annum and a weighted average effective interest rate of 3.99% per annum. We had $228,861,000 ($226,342,000, net of discount) of fixed rate debt, or 42.7% of mortgage loans payable, at a weighted average interest rate of 5.99% per annum and $306,997,000 of variable rate debt, or 57.3% of mortgage loans payable, at a weighted average interest rate of 2.50% per annum.
     In addition to changes in interest rates, the value of our future properties is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants, which may affect our ability to refinance our debt if necessary.
Item 4. Controls and Procedures.
     Not applicable.
Item 4T. Controls and Procedures.
     (a) Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to us, including our Chief Executive Officer and Chief Accounting Officer, who serves as our principal financial officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.
     As of March 31, 2010, an evaluation was conducted under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Accounting Officer concluded that our disclosure controls and procedures were effective.
     (b) Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings.
     None.
Item 1A. Risk Factors.
     There are no other material changes from the risk factors previously disclosed in our 2009 Annual Report on Form 10-K, as filed with the United States Securities and Exchange Commission, or the SEC, on March 16, 2010, except as noted below.
     Some or all of the following factors may affect the returns we receive from our investments, our results of operations, our ability to pay distributions to our stockholders, availability to make additional investments or our ability to dispose of our investments.
We may not have sufficient cash available from operations to pay distributions, and, therefore, distributions may be paid with offering proceeds or borrowed funds.
     The amount of the distributions to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements, and annual distribution requirements needed to maintain our status as a REIT. If our cash flow from operations is less than the distributions our board of directors determines to pay, we would be required to pay our distributions, or a portion thereof, with proceeds from our offerings or borrowed funds. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds.
     For the three months ended March 31, 2010, we paid distributions of $25,360,000 ($12,838,000 in cash and $12,522,000 in shares of our common stock) pursuant to our distribution reinvestment plan, or the DRIP, as compared to cash flow from operations of $12,546,000. The distributions paid in excess of our cash flow from operations were paid using proceeds from our initial offering.
     For the three months ended March 31, 2010, our FFO was $16,714,000. We paid distributions of $25,360,000, of which $16,714,000 was paid from FFO and the remainder from proceeds from our initial offering. For more information about FFO, see Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources— Distributions.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
Use of Public Offering Proceeds
     On September 20, 2006, we commenced our initial public offering, or our initial offering, in which we offered a minimum of 200,000 shares and a maximum of 200,000,000 shares of our common stock for $10.00 per share and up to 21,052,632 shares of our common stock pursuant to our distribution reinvestment plan, or the DRIP, for $9.50 per share, aggregating up to $2,200,000,000. The shares offered were registered with the SEC on a Registration Statement on Form S-11 (File No. 333-133652) under the Securities Act of 1933, as amended, which was declared effective by the SEC on September 20, 2006. As of March 19, 2010, the date upon which our initial offering terminated, we had raised $1,474,062,000 in gross offering proceeds from approximately 39,900 stockholders pursuant to our initial offering.
     On April 6, 2009, we filed a Registration Statement on Form S-11 (File No. 333-158418) with the SEC with respect to our follow-on public offering, or our follow-on offering, of up to 221,052,632 shares of our common stock. The SEC declared our follow-on offering effective on March 19, 2010, and we commenced this offering on that date. Our follow-on offering includes up to 200,000,000 shares of our common stock offered for sale at $10.00 per share in our primary offering and up to 21,052,632 shares of our common stock offered for sale pursuant to the DRIP at $9.50 per share. As of March 31, 2010, we had received and accepted subscriptions for 82,021 shares of our common stock, or $819,000, on our follow-on offering.
     As of March 31, 2010, a total of $66,854,000 in distributions was reinvested and 7,037,284 shares of our common stock were issued under the DRIP.

     As of March 31, 2010, we have incurred marketing support fees of $32,780,000 and $36,000, selling commissions of $101,155,000 and $51,000, and due diligence expense reimbursements of $1,286,000 and $661,000 related to our initial offering and to our follow-on offering, respectively. We have also incurred organizational and offering expenses of $14,200,000 related to our initial offering and $5,832,000 related to our follow-on offering. Such fees and reimbursements are charged to stockholders’ equity as such amounts are reimbursed from the gross proceeds of our offerings. The cost of raising funds in our offerings as a percentage of funds raised will not exceed 11.5%. Net offering proceeds for our initial offering, after deducting these expenses, totaled $1,324,641,000.
     As of March 31, 2010, we have used $1,072,791,000 in net offering proceeds to purchase our 59 properties, the 20% remaining interest in the JV Company that owns Chesterfield Rehabilitation Center, and two other real estate related assets, to pay acquisition fees and expenses, and to repay debt incurred in connection with such acquisitions.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Our share repurchase plan allows for share repurchases by us when certain criteria are met by our stockholders. Share repurchases will be made at the sole discretion of our board of directors. Funds for the repurchase of shares of our common stock will come exclusively from the proceeds we receive from the sale of shares under the DRIP during the prior 12 months.
     During the three months ended March 31, 2010, we repurchased shares of our common stock as follows:

				Maximum Approximate
			Total Number of Shares	Dollar Value
			Purchased as Part of	of Shares that May
			Publicly	Yet be Purchased
	Total Number of	Average Price	Announced	Under the
Period	Shares Purchased	Paid per Share	Plan or Program(1)	Plans or Programs (2)

January 1, 2010 to January 31, 2010	892,699	$9.53	892,699	$—
February 1, 2010 to February 28, 2010	3,700	$10.00	3,700	$—
March 1, 2010 to March 31, 2010	3,000	$9.50	3,000	$—

(1)	Our board of directors adopted a share repurchase plan, which was publicly announced on September 20, 2006. Our board of directors adopted an amended share repurchase plan, which was publicly announced on August 25, 2008. Through March 31, 2010, we had repurchased 2,739,158 shares of our common stock pursuant to our share repurchase plan. Our share repurchase plan does not have an expiration date but may be terminated at our board of directors’ discretion.

(2)	Subject to funds being available, we will limit the number of shares repurchased during any calendar year to 5.0% of the weighted average number of our shares outstanding during the prior calendar year.
Item 3. Defaults Upon Senior Securities.
     None.
Item 4. Reserved.
Item 5. Other Information.
     None.
Item 6. Exhibits.
     The exhibits listed on the Exhibit Index (following the signatures section of this Quarterly Report on Form 10-Q) are included, or incorporated by reference, in this Quarterly Report on Form 10-Q.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Healthcare Trust of America, Inc. (Registrant)
May 17, 2010	By:	/s/ Scott D. Peters
Date		Scott D. Peters
Chief Executive Officer and President (Principal executive officer)

May 17, 2010	By:	/s/ Kellie S. Pruitt
Date		Kellie S. Pruitt
Chief Accounting Officer (Principal accounting officer and Principal financial officer)

EXHIBIT INDEX
     Following the consummation of the merger of NNN Realty Advisors, Inc., which previously served as our sponsor, with and into a wholly owned subsidiary of Grubb & Ellis Company on December 7, 2007, NNN Healthcare/Office REIT, Inc., NNN Healthcare/Office REIT Holdings, L.P., NNN Healthcare/Office REIT Advisor, LLC, NNN Healthcare/Office Management, LLC, Triple Net Properties, LLC and NNN Capital Corp. changed their names to Grubb & Ellis Healthcare REIT, Inc., Grubb & Ellis Healthcare REIT Holdings, LP Grubb & Ellis Healthcare REIT Advisor, LLC, Grubb & Ellis Healthcare Management, LLC, Grubb & Ellis Realty Investors, LLC, and Grubb & Ellis Securities, Inc. respectively. Following our transition to self-management on August 24, 2009, Grubb & Ellis Healthcare REIT, Inc. and Grubb & Ellis Healthcare REIT Holdings, LP changed their names to Healthcare Trust of America, Inc. and Healthcare Trust of America Holdings, LP, respectively. The following Exhibit List refers to the entity names used at the time the agreements or documents below were entered into in order to accurately reflect the names of the parties on the documents listed.
     Pursuant to Item 601(a)(2) of Regulation S-K, this Exhibit Index immediately precedes the exhibits.
     The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the period ended March 31, 2010 (and are numbered in accordance with Item 601 of Regulation S-K).

3.1	Third Articles of Amendment and Restatement of NNN Healthcare/Office REIT, Inc. (included as Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference)

3.2	Bylaws of NNN Healthcare/Office REIT, Inc. (included as Exhibit 3.2 to our Registration Statement on Form S-11 (File No. 333-133652) filed on April 28, 2006 and incorporated herein by reference)

3.3	Amendment to the Bylaws of Grubb & Ellis Healthcare REIT, Inc., effective April 21, 2009 (included as Exhibit 3.4 to Post-Effective Amendment No. 11 to our Registration Statement on Form S-11 (File No. 333-133652) filed on April 21, 2009 and incorporated herein by reference)

3.4	Articles of Amendment of Grubb & Ellis Healthcare REIT, Inc., effective August 24, 2009 (included as Exhibit 3.1 to our Current Report on Form 8-K filed August 27, 2009 and incorporated herein by reference)

3.5	Amendment to the Bylaws of Grubb & Ellis Healthcare REIT, Inc., effective August 24, 2009 (included as Exhibit 3.2 to our Current Report on Form 8-K filed August 27, 2009 and incorporated herein by reference)

10.1	Termination of Services Agreement by and between American Realty Capital II, LLC and Healthcare Trust of America, Inc., dated January 15, 2010 (included as Exhibit 10.1 to our Current Report on Form 8-K filed on January 22, 2010 incorporated herein by reference)

31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Chief Accounting Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Chief Accounting Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

**	Furnished herewith.